Exhibit 99.2

NOTICE OF ANNUAL AND SPECIAL MEETING AND
INFORMATION CIRCULAR AND PROXY STATEMENT

ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS
TO BE HELD
APRIL 28, 2022

MARCH 16, 2022

If you have questions or require assistance to vote your shares, contact:
Laurel Hill Advisory Group
North America (Toll Free): 1-877-452-7184 | Outside North America: 1-416-304-0211
Email: assistance@laurelhill.com

WHAT WE DO

Executive Compensation - Following Best Practices
✓	Significant Pay Contingent on Performance	✓	No Executive Employment Contracts
✓	Clawback Policy	✓	Significant Share Ownership Requirements
✓	Anti-Hedging Policy (no shorting)	✓	Compensation Benchmarked Against Peers
✓	Double Trigger Share Awards	✓	Annual "Say-on-Pay" Vote
✓	Double Trigger Change of Control Agreements	✓	Annual Review of Best Practices and Shareholder Alignment
✓	Annual Incentive Compensation tied to financial performance: free cash flow, adjusted funds flow per share and adjusted return on capital	✓	Performance Share Award scorecard majority weighted (60%) to relative shareholder performance
✓	Annual Incentive Compensation tied to sustainability objectives	✓	Annual Incentive Compensation capped if shareholder return is negative

Corporate Governance - Excellence
✓	Independent Board Chair	✓	Board Gender Diversity of 25%, with target of 30% by the 2023 AGM
✓	Seven of Eight Directors Independent	✓	Regular in-camera Sessions at Board Meetings
✓	All Committee Members Independent	✓	Annual Board, Committee and Director Evaluations
✓	Individual Director Elections	✓	Annual Assessment of Board Skills
✓	Majority Voting Policy for Directors	✓	Significant share ownership requirements
✓	Average Director Tenure of ~5 Years	✓	Significant Board refreshment over last 4 years

Sustainability - A Culture of Commitment
✓	Board committee oversight of health, safety, environment, climate and other sustainability matters	✓	Regular Sustainability Reporting cross-referenced to recognized standards (GRI, SASB and TCFD)
✓	GHG emissions intensity reduction target of 65% reduction by 2025 (compared to 2018 baseline)	✓	Indigenous Relations - significant community development agreements with the Peavine Métis Settlement
✓	Significant ARO reduction target of 4,500 wells by 2040	✓	Established a fresh water use baseline

TABLE OF CONTENTS

Executive Summary		Shareholder Engagement
2021 Highlights - What We Do		Shareholder Engagement	31

Letter to Shareholders		Executive Compensation
Letter to Shareholders		Letter to Shareholders Regarding Executive Compensation	32
		Compensation Program Design	33
Notice of Meeting		2021 Compensation Decisions and Performance Assessment	40
Notice of Meeting		Executive Compensation Tables	49
Solicitation of Proxies
		Securities Authorized for Issuance
Matters to be Acted Upon		Securities Authorized for Issuance	52
Election of Directors - Director Biographies	6
Appointment of Auditors	13	Other Information
Advisory Vote on Executive Compensation	13	Other Information	53
Approval of Unallocated Share Awards	14
		Schedules
About the Directors		Schedule "A" - Board of Directors Mandate and Terms of Reference
Director Experience and Board Composition	16	Schedule "B" - Summary of Share Based Compensation Plans
Director Compensation	17	Schedule "C" - Advisory Statements

Corporate Governance
Board Independence and Mandate	21
Committee Membership and Mandates	22
Meeting Attendance	27
Board Process and Policies	28

LETTER TO SHAREHOLDERS

March 16, 2022

Dear Fellow Shareholders:
2021 saw significant improvements to oil and gas markets and the Company benefited from these improvements as well as its prudent and decisive actions taken during the Covid-19 pandemic. This year Mr. LaFehr, the management team and the Baytex staff:
•delivered outstanding financial and operational results,
•reduced net debt by 24%,
•announced a new five-year outlook, showing strong potential for further debt reduction and direct shareholder returns,
•added a Sustainability Officer at the C-Suite level and set next level ESG targets, and
•made an exciting new Clearwater discovery.
These efforts were well reflected by the Company's share price which increased by 466% during 2021 and by 62% over the 2019-2021 period.
The Board and Governance
The Board remains focused on continuing and further enhancing its strong governance practices. Following the last shareholder meeting we updated the composition of our board committees and rotated the committee chairs. Our board diversity policy was updated and we have committed that at least 30% of our directors will be women at our 2023 shareholder meeting. In addition, Ms. Trudy Curran and Ms. Jennifer Maki have leadership roles as they chair the Human Resources and Compensation Committee and the Audit Committee respectively.
During the year the Reserves and Sustainability Committee took on their now formalized responsibility to oversee the Company's sustainability matters which includes the Company's GHG emissions intensity reduction target. The Audit Committee recommended and the Board approved an update to their risk oversight responsibilities that recognizes the increased importance of information technology security. These steps along with the Board's practices and procedures already in place evidence the Company's strong governance and willingness to meet the challenges of our ever-evolving world.
The Virtual Meeting
We successfully held last year's shareholder meeting virtually and plan to do so again this year. If you wish to participate at the meeting, please review the meeting instructions carefully. There is no change to the methods by which you may vote your shares ahead of time.
Your Vote Counts
Please review this management information circular. It contains all the information you need about the meeting and how to exercise your right to vote.

                                Sincerely,
                                "Mark R. Bly"
Chair of the Board of Directors

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

MEETING INFORMATION		AGENDA
Date:	Thursday, April 28, 2022	1. To receive and consider our consolidated financial statements for the year ended December 31, 2021, together with the report of the auditors.

Time:	3:00 p.m.	2. Elect eight (8) directors.
	(Calgary time)	3. Appoint the auditors and authorize the directors to fix their remuneration.

4. Consider a non-binding advisory resolution to accept our approach to executive compensation.

Place:	Online at:	5. Consider a resolution to approve the unallocated awards under our Share Award Incentive Plan.
https:// web.lumiagm.com/248158405
6. Transact such other business as may properly be brought before the meeting or any adjournment thereof.

The meeting will be held virtually. All shareholders regardless of geographic location and equity ownership are able to attend the meeting. Registered shareholders and duly appointed proxyholders will be able to vote, ask questions and engage with the Chair of the Board and the CEO of the Company. Beneficial shareholders (being shareholders who hold their shares through a broker, investment dealer, bank, trust Company, custodian, nominee or other intermediary) who have not duly appointed themselves as proxyholder will be able to attend as a guest and view the webcast but will not be able to ask questions or vote at the meeting. Shareholders will not be able to attend the meeting in person.

YOUR VOTE IS IMPORTANT. You can vote your Baytex shares in any of the following ways:

	BENEFICIAL SHAREHOLDERS	REGISTERED SHAREHOLDERS
	Shares held with a broker, bank or other intermediary	Shares held in own name and represented by a physical certificate
INTERNET	www.proxy vote.com	https:// login.odysseytrust.com/pxlogin
EMAIL OR FAX	Call or fax to the number(s) listed on your voting instruction form	Email: proxy@odysseytrust.com Fax: 1-800-517-4553
MAIL	Return the voting instruction form in the enclosed postage paid envelope	Return the form of proxy in the enclosed postage paid envelope
A vote submitted via the internet must be received by 3:00 p.m. (Calgary time) on April 26, 2022 or at least 48 hours prior to the time of any adjournment of the meeting. In order to be valid, forms of proxy must be returned not less than 48 hours before the meeting time or any adjournment thereof.
Shareholders of record at the close of business on March 14, 2022 will be entitled to vote at the meeting, unless that shareholder has transferred any shares subsequent to that date and the transferee shareholder, not later than ten days before the meeting, establishes ownership of the shares and demands that the transferee's name be included on the list of shareholders entitled to vote at the meeting.
DATED at Calgary, Alberta, this 16th day of March 2022.
By order of the Board of Directors
"Edward D. LaFehr", President and Chief Executive Officer

BAYTEX ENERGY CORP.
TERMS USED IN THIS DOCUMENT

•annual meeting, meeting, and AGM refers to the 2022 annual and special meeting of our shareholders
•Board, directors, executives, and management mean those positions at Baytex
•information circular refers to this Information Circular – Proxy Statement
•shareholders means holders of Baytex common shares
•shares and common shares mean Baytex’s common shares
•we, us, our, Company, Corporation and Baytex mean Baytex Energy Corp. and, where applicable, its subsidiaries and other entities controlled, directly or indirectly, by Baytex
•You and your refer to the shareholder
•All dollar amounts are in Canadian dollars, unless indicated otherwise
•Information is as of March 16, 2022, unless indicated otherwise
•For additional information see 'Advisory Statements'

ATTENDING OUR VIRTUAL MEETING
How do I attend and participate at the meeting?
The Company is holding the meeting as a completely virtual meeting, conducted via live webcast. Shareholders will not be able to attend the meeting in person. In order to attend, participate or vote at the meeting (including for voting and asking questions at the meeting), shareholders must have a valid Username.
Registered shareholders and duly appointed proxyholders will be able to attend, participate and vote at the meeting online at https://web.lumiagm.com/248158405. Such persons may then enter the meeting by clicking "I have a login" and entering a Username and Password before the start of the meeting:
•Registered shareholders: The control number located on the form of proxy (or in the email notification you received) is the Username. The Password to the meeting is "baytex2022" (case sensitive). If, as a registered shareholder, you are using your control number to login to the meeting and you have previously voted, you do not need to vote again when the polls open. By voting at the meeting, you will revoke your previous voting instructions received prior to voting cutoff.
•Duly appointed proxyholders: Odyssey will provide the proxyholder with a Username by e-mail after the voting deadline has passed. The Password to the meeting is "baytex2022" (case sensitive). Only registered shareholders and duly appointed proxyholders will be entitled to attend, participate and vote at the meeting. Beneficial shareholders who have not duly appointed themselves as proxyholder will be able to attend the meeting as a guest but not be able to participate or vote at the meeting. Shareholders who wish to appoint a third party proxyholder to represent them at the meeting (including beneficial shareholders who wish to appoint themselves as proxyholder to attend, participate or vote at the meeting) MUST submit their duly completed proxy or voting instruction form AND register the proxyholder. See "Appointment of a Third Party as Proxy".
If you are not a registered shareholder or a duly appointed proxyholder you may still attend the meeting by registering as a "guest" at https://web.lumiagm.com/248158405. As a guest, you will not be able to vote or participate.
How do I vote? Voting at the meeting
Registered shareholders may vote at the meeting by completing a ballot online during the meeting, as further described below. See "How do I attend and participate at the meeting?".
Beneficial shareholders who have not duly appointed themselves as proxyholder will not be able to participate or vote at the meeting. This is because the Company and its transfer agent do not have a

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record of the beneficial shareholders of the Company, and, as a result, will have no knowledge of your shareholdings or entitlement to vote, unless you appoint yourself as proxyholder. If you are a beneficial shareholder and wish to vote at the meeting, you have to appoint yourself as proxyholder, by inserting your own name in the space provided on the voting instruction form sent to you and must follow all of the applicable instructions provided by your intermediary. See "Appointment of a Third Party as Proxy" and "How do I attend and participate at the meeting?".
Appointment of a Third Party as Proxy

The following applies to shareholders who wish to appoint a person (a "third party proxyholder") other than the management nominees set forth in the form of proxy or voting instruction form as proxyholder, including beneficial shareholders who wish to appoint themselves as proxyholder to attend, participate or vote at the meeting.
Shareholders who wish to appoint a third party proxyholder to attend, participate or vote at the meeting as their proxy and vote their shares MUST submit their proxy or voting instruction form (as applicable) appointing such third party proxyholder AND register the third party proxyholder, as described below. Registering your proxyholder is an additional step to be completed AFTER you have submitted your proxy or voting instruction form. Failure to register the proxyholder will result in the proxyholder not receiving a Username to attend, participate or vote at the meeting.
•Step 1: Submit your proxy or voting instruction form: To appoint a third party proxyholder, insert such person's name in the blank space provided in the form of proxy or voting instruction form (if permitted) and follow the instructions for submitting such form of proxy or voting instruction form. This must be completed prior to registering such proxyholder, which is an additional step to be completed once you have submitted your form of proxy or voting instruction form. If you are a beneficial shareholder located in the United States, you must also provide Odyssey with a duly completed legal proxy if you wish to attend, participate or vote at the meeting or, if permitted, appoint a third party as your proxyholder. See below under this section for additional details.
•Step 2: Register your proxyholder: To register a proxyholder, shareholders MUST send an email to baytex@odysseytrust.com by 3:00pm (Calgary time) on April 26, 2022 or at least 48 hours prior to the time of any adjournment of the meeting and provide Odyssey with the required proxyholder contact information, amount of shares appointed, name in which the shares are registered if they are a registered shareholder, or name of broker where the shares are held if a beneficial shareholder, so that Odyssey may provide the proxyholder with a Username via email. Without a Username, proxyholders will not be able to attend, participate or vote at the meeting.
If you are a beneficial shareholder and wish to attend, participate or vote at the meeting, you have to insert your own name in the space provided on the voting instruction form sent to you by your intermediary, follow all of the applicable instructions provided by your intermediary AND register yourself as your proxyholder, as described above. By doing so, you are instructing your intermediary to appoint you as proxyholder. It is important that you comply with the signature and return instructions provided by your intermediary. Please also see further instructions below under the heading "How do I attend and participate at the meeting?".
Legal Proxy – US Beneficial Shareholders
If you are a beneficial shareholder located in the United States and wish to attend, participate or vote at the meeting or, if permitted, appoint a third party as your proxyholder, in addition to the steps described above and below under "How do I attend and participate at the meeting?", you must obtain a valid legal proxy from your intermediary. Follow the instructions from your intermediary included with the legal proxy form and the voting information form sent to you, or contact your intermediary to request a legal proxy form or a legal proxy if you have not received one. After obtaining a valid legal proxy from your intermediary, you must then submit such legal proxy to Odyssey. Requests for registration from beneficial shareholders located in the United States that wish to attend, participate or vote at the meeting or, if permitted, appoint a third party as their proxyholder must be sent by e-mail to baytex@odysseytrust.com and received by 3:00pm (Calgary time) on April 26, 2022 or at least 48 hours prior to the time of any adjournment of the meeting.

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Submitting Questions
As part of the meeting, we will hold a Q&A session, during which we intend to answer questions submitted during the meeting. Only registered shareholders and duly appointed proxyholders may submit questions. Once you pass the log-in screen for the meeting, please click on the Questions icon, type in your question and click “Submit”. Management will then forward the question to either the Chair of the Board or the CEO for response.
Guests will not be able to submit questions. In addition, inappropriate or repetitive questions will not be responded to.
SOLICITATION OF PROXIES
This information circular is furnished in connection with the solicitation of proxies for use at the annual meeting of the shareholders of Baytex Energy Corp. to be held at 3:00 p.m. (Calgary time) on Thursday, April 28, 2022 and at any adjournment thereof.
Forms of proxy must be deposited with Odyssey Trust Company by mail or courier at 1230, 300 – 5th Avenue SW, Calgary, Alberta T2P 3C4 Attention: Proxy Department or by fax to Fax: 1-800-517-4553 not less than 48 hours before the time for holding the meeting or any adjournment thereof. Registered shareholders may also vote via the internet at https://login.odysseytrust.com/pxlogin. A vote submitted via the internet must be received at least 48 hours prior to the time of the meeting or any adjournment thereof. Shareholders can also appoint a proxyholder to attend and vote at the meeting on the shareholder's behalf and to convey a shareholder's voting instructions.

Only shareholders of record at the close of business on March 14, 2022 will be entitled to vote at the meeting, unless that shareholder has transferred any shares subsequent to that date and the transferee shareholder, not later than ten days before the meeting, establishes ownership of the shares and demands that the transferee's name be included on the list of shareholders entitled to vote at the meeting.
The persons named in the enclosed form of proxy are our officers who are also shareholders. As a shareholder you have the right to appoint a person, who need not be a shareholder, to represent you at the meeting. To exercise this right you should insert the name of the desired representative in the blank space provided on the form of proxy and strike out the other names or submit another appropriate proxy.
ADVICE TO BENEFICIAL HOLDERS OF COMMON SHARES
The information set forth in this section is of significant importance to you if you do not hold your common shares in your own name. Only proxies deposited by shareholders whose names appear on our records as the registered holders of common shares can be recognized and acted upon at the meeting. If common shares are listed in your account statement provided by your broker, then in almost all cases those common shares will not be registered in your name on our records. Such common shares will likely be registered under the name of your broker or an agent of that broker. In Canada, the vast majority of such shares are registered under the name of CDS & Co., the registration name for CDS Clearing and Depository Services Inc., which acts as nominee for many Canadian brokerage firms. Common shares held by your broker or their nominee can only be voted upon your instructions. Without specific instructions, your broker or their nominee is prohibited from voting your shares.
Applicable regulatory policy requires your broker to seek voting instructions from you in advance of the meeting. Every broker has its own mailing procedures and provides its own return instructions, which you should carefully follow in order to ensure that your shares are voted at the meeting. Often, the form of proxy supplied by your broker is identical to the form of proxy provided to registered shareholders. However, its purpose is limited to instructing the registered shareholder how to vote on your behalf. The majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions Inc. ("Broadridge") who mails a scannable voting instruction form in lieu of the form of proxy. You are asked to complete and return the voting instruction form to them by mail or facsimile. Alternatively, you can use their website www.proxyvote.com or call their toll-free telephone number to

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instruct them how to vote your shares. They then tabulate the results of all instructions received and provide appropriate instructions respecting the voting of shares to be represented at the meeting. Baytex may utilize the Broadridge QuickVoteTM service to assist shareholders with voting their shares. Those shareholders who have not objected to Baytex knowing who they are (non-objecting beneficial owners) may be contacted by Laurel Hill Advisory Group ("Laurel Hill") to conveniently obtain a vote directly over the phone. If you receive a voting instruction form from a mailing/tabulating agent, it cannot be used as a proxy to vote shares directly at the meeting as it must be returned to the mailing/tabulating agent well in advance of the meeting in order to have the shares voted.
NOTICE-AND-ACCESS
We have elected to use the "notice-and-access" provisions under National Instrument 54-101 "Communications with Beneficial Owners of Securities of a Reporting Issuer" (the "Notice-and-Access Provisions") for the meeting in respect of mailings to beneficial holders of our common shares (i.e., a shareholder who holds their shares in the name of a broker or an agent) and registered holders of our common shares (i.e., a shareholder whose name appears on our records as a holder of common shares). These provisions are a set of rules developed by the Canadian Securities Administrators that reduce the volume of materials which are mailed to shareholders by allowing a reporting issuer to post an information circular in respect of a meeting of its shareholders and related materials online.
We have also elected to use procedures known as 'stratification' in relation to our use of the Notice-and-Access Provisions. Stratification occurs when a reporting issuer using the Notice-and-Access Provisions provides a paper copy of an information circular and, if applicable, a paper copy of financial statements and related management's discussion and analysis ("Financial Information"), to some shareholders together with a notice of a meeting of its shareholders. A paper copy of the notice of meeting, this information circular, and a form of proxy or voting instruction form will be mailed to those shareholders who have previously requested to receive paper copies of these materials. Furthermore, a paper copy of the Financial Information in respect of our most recently completed financial year was mailed to those registered and beneficial holders of our common shares who previously requested to receive such information.
We intend to pay for intermediaries to deliver proxy-related materials to objecting beneficial owners of our common shares.
REVOCABILITY OF PROXY
Only a registered shareholder may revoke their proxy at any time prior to a vote. If you or the person you give your proxy attends personally at the meeting, you or such person may revoke the proxy and vote in person. In addition to revocation in any other manner permitted by law, a proxy may be revoked by an instrument in writing executed by you or your attorney authorized in writing or, if you are a corporation, under your corporate seal or by a duly authorized officer or attorney of the corporation. To be effective the instrument in writing must be deposited either at our head office at any time up to and including the last business day before the day of the meeting, or any adjournment thereof, at which the proxy is to be used, or with the chair of the meeting on the day of the meeting, or any adjournment thereof.
Beneficial holders who wish to change their vote must, in sufficient time in advance of the meeting, arrange for their respective intermediaries to change their vote and, if necessary, revoke their proxy in accordance with the revocation procedures set out above.
PERSONS MAKING THE SOLICITATION
This solicitation is made on behalf of our management. We will bear the costs incurred in the preparation and mailing of the form of proxy, notice of meeting and this information circular. In addition to mailing forms of proxy, proxies may be solicited by personal interviews, or by other means of communication, by our directors, officers and employees who will not be remunerated therefor.
We have also retained Laurel Hill to assist us with corporate governance advisory services and communicating with shareholders. In connection with these services, Laurel Hill is expected to receive a

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fee of $32,000, plus out-of-pocket expenses. We will bear all costs of this solicitation. We have arranged for intermediaries to forward the meeting materials to beneficial owners of the common shares held of record by those intermediaries and we may reimburse the intermediaries for their reasonable fees and disbursements in that regard.
EXERCISE OF DISCRETION BY PROXY
The common shares represented by proxy in favour of management nominees will be voted on any poll at the meeting. Where you specify a choice with respect to any matter to be acted upon, the shares will be voted on any poll in accordance with the specification so made. If you do not provide instructions, your shares will be voted in favour of the matters to be acted upon as set out herein. The persons appointed under the form of proxy which we have furnished are conferred with discretionary authority with respect to amendments or variations of those matters specified in the form of proxy and notice of meeting and with respect to any other matters which may properly be brought before the meeting or any adjournment thereof. At the time of printing this information circular, we know of no such amendment, variation or other matter.
VOTING SHARES AND PRINCIPAL HOLDERS
We are authorized to issue an unlimited number of common shares without nominal or par value. As at March 16, 2022 there were 569,185,621 common shares issued and outstanding. As a holder of common shares you are entitled to one vote for each common share you own.
The record date for the determination of shareholders entitled to receive notice of and to vote at the meeting is March 14, 2022. Shareholders of Baytex whose names have been entered in the register of shareholders at the close of business on that date will be entitled to receive notice of and vote at the meeting, provided that, to the extent a shareholder transfers the ownership of any of his or her common shares after such date and the transferee of those common shares establishes that he or she owns the common shares and requests, not later than 10 days before the meeting, to be included in the list of shareholders eligible to vote at the meeting, such transferee will be entitled to vote those common shares at the meeting.
To the knowledge of our directors and officers, as at March 16, 2022, no person or company beneficially owned, or controlled or directed, directly or indirectly, common shares entitled to more than 10% of the votes which may be cast at the meeting. As at March 16, 2022, our nominee directors and officers, as a group, beneficially owned, or controlled or directed, directly or indirectly, 6,208,596 common shares.
QUORUM FOR MEETING
At the meeting, a quorum shall consist of two or more persons either present in person or represented by proxy and representing in the aggregate not less than twenty-five percent (25%) of the outstanding common shares. If a quorum is not present at the opening of the meeting, the shareholders present may adjourn the meeting to a fixed time and place but may not transact any other business.
APPROVAL REQUIREMENTS
All matters to be considered at the meeting are ordinary resolutions requiring approval by more than fifty percent (50%) of the votes cast in respect of the resolution by or on behalf of shareholders present.

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MATTERS TO BE ACTED UPON AT THE MEETING
Election of Directors
The by-laws of Baytex provide that the number of directors shall be fixed from time to time by the shareholders or the board of directors (the "Board"). The Board has fixed the number of directors at eight. The eight nominees proposed for election as directors of Baytex are as follows:

Mark R. Bly	Jennifer A. Maki
Trudy M. Curran	Gregory K. Melchin
Don G. Hrap	David L. Pearce
Edward D. LaFehr	Steve D. L. Reynish
Should circumstances arise, for any reason, that a director nominee is unable to serve on the Board, the management designees named in the enclosed form of proxy reserve the right to vote for any other nominee at their discretion. Each person elected as a director will hold office until the close of the next annual meeting of shareholders or until their successor is elected or appointed. Voting for the election of directors will be conducted on an individual, and not slate, basis.
Management of Baytex recommends that shareholders vote FOR the election of each of these nominees. Unless instructed otherwise, the persons named in the form of proxy will vote FOR the election of each of the nominees proposed in this information circular.
Majority Voting
The Board has adopted a policy stipulating that if the votes in favour of the election of a director nominee at a shareholders' meeting represent less than a majority of the common shares voted and withheld, the nominee will submit his or her resignation promptly after the meeting for the Board's consideration. A director who submits their resignation pursuant to the policy will not participate in any meeting of the Board at which such resignation is considered. In determining whether the resignation should be accepted, the Board will consider all factors that it deems relevant, including, without limitation, the composition of the Board, the voting results and whether acceptance of the resignation is in the best interests of Baytex. Absent extraordinary circumstances, the Board will accept the resignation. The Board's decision to accept or reject the resignation will be announced by way of press release within 90 days of the date of the shareholders' meeting. If the Board determines not to accept a resignation, the press release will state the reasons for that decision. The policy does not apply in circumstances involving contested director elections.
Advance Notice By-Law
We have adopted an advance notice by-law ("By-Law No. 2") which was ratified by shareholders at the 2014 annual and special meeting of shareholders. By-Law No. 2 provides that advance notice must be given to Baytex in circumstances where nominations of persons for election to the Board are made by shareholders other than pursuant to: (a) a "proposal" made in accordance with the Business Corporations Act (Alberta); or (b) a requisition of a meeting made pursuant to the Business Corporations Act (Alberta). It also stipulates a deadline by which shareholders must notify Baytex of their intention to nominate directors and sets out the information that shareholders must provide regarding each director nominee and the nominating shareholder in order for the advance notice requirement to be met. These requirements are intended to provide all shareholders with the opportunity to evaluate and review the proposed candidates and vote in an informed and timely manner regarding said nominees. No person nominated by a shareholder will be eligible for election as a director of Baytex unless nominated in accordance with the provisions of By-Law No. 2. As of the date of this information circular, we have not received any nominations via the advance notice mechanism.

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Director Biographies
The following information is based partly on our records and partly on information received by us from the nominees.

Mark R. Bly - 62	Baytex Board and Board Committees				Meeting Attendance (2021) (1)
	Board of Directors (Chair)				6 of 6	100%
	Human Resources & Compensation Committee				3 of 3	100%
	Audit Committee				4 of 4	100%
	Reserves & Sustainability Committee				2 of 2	100%
	Nominating and Governance Committee				2 of 2	100%
	Annual General Meeting Voting Results				Other Public Co. Boards
		Year	Votes in Favour		Secure Energy Services Inc.
		2021	94.44%		Vista Oil & Gas S.A.B. de C.V.
		2020	95.85%

	Share Awards, DSUs and Shares Held				Share Ownership Target
	Year	Share Awards (#)	DSUs (#)	Shares (#)	Meets Target
Incline Village, NV, USA Director since 2017 Independent	2022	27,778	152,200	409,544	Yes
	2021	71,279	124,031	298,353
	2020	126,771	—	192,861
Mr. Bly is an independent businessman with over 35 years of experience in the oil and gas industry, primarily with BP, a global producer of oil and gas. Mr. Bly led several key E&P units for BP in Alaska, the North Sea and in North America. After that, he was part of the E&P Executive Group, overseeing an international portfolio. He led the internal investigation of the Deepwater Horizon incident in 2010 and authored the "Bly Report" that defined the understanding of the event by the industry and established the basis for the new organization. In his final role as Executive Vice President, Safety and Operations Risk, he led the transformational program to drive operational excellence and risk management across all of BP's global activities. He currently serves as an independent director of Secure Energy Services Inc. and Vista Oil & Gas. Mr. Bly holds a Master of Science degree in structural engineering from the University of California, Berkeley and a Bachelor of Science degree in civil engineering from the University of California, Davis.
Note:
(1)     As Chair of the Board, Mr. Bly is invited to attend all Committee meetings.

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Trudy M. Curran - 59	Baytex Board and Board Committees				Meeting Attendance (2021)
	Board of Directors				6 of 6	100%
	Nominating & Governance Committee				2 of 2	100%
	Human Resources & Compensation Committee				3 of 3	100%

	Annual General Meeting Voting Results				Other Public Co. Boards
		Year	Votes in Favour		Great Panther Mining Limited
		2021	93.96%		Trican Well Service Ltd.
		2020	95.33%

	Share Awards, DSUs and Shares Held				Share Ownership Target
	Year	Share Awards (#)	DSUs (#)	Shares (#)	Meets Target
Calgary, Alberta, Canada Director since 2016 Independent	2022	27,778	133,175	247,952	Yes
	2021	71,279	108,527	220,860
	2020	126,711	—	187,223
Ms. Curran is a retired businesswoman with extensive experience in human resources, mergers and acquisitions, financing and governance. She served as an officer of Canadian Oil Sands Limited from September 2002 to the time of its sale in February 2016. As Senior Vice President, General Counsel & Corporate Secretary of Canadian Oil Sands Limited, she was responsible for legal, human resources and administration and a member of the executive team focused on strategy and risk management. From 2003 to 2016, she was a director of Syncrude Canada Ltd., where she served as chair of the Human Resources and Compensation Committee and as a member of the Pension Committee. She is a director of Great Panther Mining Limited and Trican Well Service Ltd., serves as the co-chair of the Executive Committee of the Calgary chapter of the Institute of Corporate Directors and is a member of the Alberta Securities Commission. Ms. Curran holds a Bachelor of Arts Degree in English and a Bachelor of Laws degree (both with distinction) from the University of Saskatchewan and the ICD.D designation from the Institute of Corporate Directors.

Don G. Hrap - 62	Baytex Board and Board Committees				Meeting Attendance (2021)
	Board of Directors				6 of 6	100%
	Reserves and Sustainability Committee				1 of 1	100%
	Audit Committee				3 of 3	100%
	Human Resources and Compensation Committee				1 of 1	100%

	Annual General Meeting Voting Results				Other Public Co. Boards
		Year	Votes in Favour		None
		2021	94.59%
		2020	95.93%

	Share Awards, DSUs and Shares Held				Share Ownership Target
	Year	Share Awards (#)	DSUs (#)	Shares (#)	Meets Target
Houston, Texas, USA Director since 2020 Independent	2022	46,768	133,175	57,100	Yes
	2021	93,536	108,527	27,969
Mr. Hrap is an independent businessman with over 35 years of experience in the oil and gas industry. Most recently, he was the President, Lower 48 at ConocoPhillips, a position he held from 2009 - 2018. While at ConocoPhillips Mr. Hrap also served as president of the Lower 48 and Latin America, and prior to that, senior vice president of Western Canada Gas with the company. He joined ConocoPhillips in 2006 through the merger with Burlington Resources, serving as senior vice president of operations for Burlington Canada. Earlier, he was vice president for the North American Division at Gulf Canada Resources, where he worked for 17 years. Mr. Hrap is a director of two private oil and gas exploration companies, Tall City Exploration III LLC and WildFire Energy I LLC. He is a former chairman and currently serves as a member of the API Upstream Committee, is an At-Large Director for the Independent Petroleum Association of America (IPAA) and a member of the executive committee of the U.S. Oil and Gas Association. Mr. Hrap graduated from the University of Manitoba with a Bachelor of Science in Mechanical Engineering in 1982. In 1995, he graduated from the University of Calgary with a Master in Business Administration.

8

Edward D. LaFehr - 62	Baytex Board and Board Committees				Meeting Attendance (2021)
	Board of Directors				6 of 6	100%
	Human Resources & Compensation Committee				3 of 3	100%
	Audit Committee				4 of 4	100%
	Reserves & Sustainability Committee				2 of 2	100%
	Nominating and Governance Committee				2 of 2	100%

	Annual General Meeting Voting Results				Other Public Co. Boards
		Year	Votes in Favour		TransGlobe Energy Corporation
		2021	93.68%
		2020	95.34%

	Share Awards and Shares Held				Share Ownership Target
	Year	Incentive Awards (#)	Share Awards (#)	Shares (#)	Meets Target
Calgary, Alberta, Canada Director since 2017 Non-Independent, Management	2022	291,226	1,542,679	1,792,841	Yes
	2021	310,078	1,550,388	1,120,561
	2020	—	1,711,008	762,662
Mr. LaFehr joined Baytex as President on July 18, 2016 and was appointed Chief Executive Officer on May 4, 2017.  Mr. LaFehr has nearly 40 years of experience in the oil and gas industry working with Amoco, BP, Talisman and the Abu Dhabi National Energy Company ("TAQA"). Before joining Baytex, Mr. LaFehr was President of TAQA's North American oil and gas business which led to his subsequent role as Chief Operating Officer of TAQA, globally.  Prior to this, he served as Senior Vice President for Talisman Energy, accountable for its Canadian business. Before Talisman Mr. LaFehr developed a long track record of success with Amoco and BP, holding senior positions in North America, Europe and Middle East regions. He served on the Canadian Association of Petroleum Producers (CAPP) Board of Governors from 2012-2014 and has served on the Exploration and Production Association of Canada (EPAC) Board since 2018. Mr. LaFehr is also a Director of TransGlobe Energy Corporation, an exploration and production company headquartered in Calgary whose activities are concentrated in Egypt. Mr. LaFehr holds Masters degrees in geophysics and mineral economics from Stanford University and the Colorado School of Mines, respectively.

9

Jennifer A. Maki - 51	Baytex Board and Board Committees				Meeting Attendance (2021)
	Board of Directors				6 of 6	100%
	Audit Committee				4 of 4	100%
	Human Resources & Compensation Committee				1 of 1	100%

	Annual General Meeting Voting Results				Other Public Co. Boards
		Year	Votes in Favour		Franco Nevada Corporation
		2021	93.44%		Pan American Silver Corp.
		2020	96.09%

	Share Awards, DSUs and Shares Held				Share Ownership Target
	Year	Share Awards (#)	DSUs (#)	Shares (#)	Meets Target
North York, ON, Canada Director since 2019 Independent	2022	36,284	133,175	151,894	Yes
	2021	72,566	108,527	129,299
	2020	108,850	—	75,000
Ms. Maki joined the Board on September 9, 2019. Most recently she served as Chief Executive Officer of Vale Canada and Executive Director of Vale – SA – Base Metals (2014 to 2017) and previously held several other positions with Vale Base Metals, including Chief Financial Officer & Executive Vice-President (2007-2014) and Vice-President & Treasurer, and with Inco Limited as Assistant Controller. Ms. Maki participated actively in managing Vale's Base Metals businesses outside Canada as a member of the Board of Commissioners (2007 to 2017) of PT Vale Indonesia Tbk, serving as its President Commissioner (2014 to 2017), and as a director of Vale Nouvelle-Caledonie SAS. She was also Chair of Vale Canada’s Pension Committee (2007-2017). Before joining Vale/Inco, she worked at PricewaterhouseCoopers LLP for 10 years in roles of increasing responsibility. She has been a director of Next Generation Manufacturing Canada (a not-for-profit organization) since September 2018 and is currently a Director at Franco-Nevada Corporation and Pan American Silver Corp. She also holds the ICD.D designation from the Institute of Corporate Directors. She has a Bachelor of Commerce degree from Queen’s University and a postgraduate diploma from the Institute of Chartered Accountants, both in Ontario, Canada.

Gregory K. Melchin - 68	Baytex Board and Board Committees				Meeting Attendance (2021)
	Board of Directors				6 of 6	100%
	Audit Committee				4 of 4	100%
	Reserves & Sustainability Committee				2 of 2	100%
	Nominating & Governance Committee				2 of 2	100%

	Annual General Meeting Voting Results				Other Public Co. Boards
		Year	Votes in Favour		Total Energy Services Inc.
		2021	93.12%		ENMAX Corporation
		2020	94.99%

	Share Awards, DSUs and Shares Held				Share Ownership Target
	Year	Share Awards (#)	DSUs (#)	Shares (#)	Meets Target
Calgary, Alberta, Canada Director since 2008 Independent	2022	27,777	133,175	225,961	Yes
	2021	71,279	108,527	198,869
	2020	126,770	—	145,646
Mr. Melchin is currently the Chairperson of the Board of Directors of ENMAX Corporation, a municipally-owned utility and a Director of Total Energy Services Inc. He was a member of the Legislative Assembly of Alberta from March 1997 to March 2008. Among his various assignments with the Government of Alberta, he was Minister of Energy, Minister of Seniors and Community Supports and Minister of Revenue. Prior to being elected to the Legislative Assembly of Alberta, he served in various management positions for 20 years in the Calgary business community. Mr. Melchin holds a Bachelor of Science degree (major in accounting), a Fellow Chartered Accountant designation from the Institute of Chartered Accountants of Alberta and the ICD.D designation from the Institute of Corporate Directors.

10

David L. Pearce - 67	Baytex Board and Board Committees				Meeting Attendance (2021)
	Board of Directors				6 of 6	100%
	Human Resources & Compensation Committee				2 of 2	100%
	Reserves & Sustainability Committee				2 of 2	100%
	Nominating & Governance Committee				1 of 1	100%

	Annual General Meeting Voting Results				Other Public Co. Boards
		Year	Votes in Favour		Headwater Exploration Inc.
		2021	96.42%
		2020	95.97%

	Share Awards, DSUs and Shares Held				Share Ownership Target
	Year	Share Awards (#)	DSUs (#)	Shares (#)	Meets Target
Calgary, Alberta, Canada Director since 2018 Independent	2022	27,778	133,175	244,688	Yes
	2021	71,279	108,527	217,596
	2020	119,273	—	188,854
Mr. Pearce has been working with the Private Equity Energy firm Azimuth Capital Management since July 2014 as Deputy Managing Partner. He was an Operating Partner with the Azimuth predecessor KERN Partners from November 2008 to July 2014. Mr. Pearce was a director of Raging River Exploration Inc. from March 2012 to August 2018. He was with Northrock Resources Ltd. from June 1999 to January 2008 where he held several senior officer positions and most recently was the President and Chief Executive Officer. Prior thereto Mr. Pearce worked in various Management roles at Fletcher Challenge Canada, Amoco Canada and Dome Petroleum. Mr. Pearce has a Bachelor of Science in Mechanical Engineering (Honors) from the University of Manitoba.

Steve D.L Reynish - 63	Baytex Board and Board Committees				Meeting Attendance (2021)
	Board of Directors				6 of 6	100%
	Reserves & Sustainability Committee				1 of 1	100%
	Nominating and Governance Committee				1 of 1	100%

	Annual General Meeting Voting Results				Other Public Co. Boards
		Year	Votes in Favour		None
		2021	94.59%
		2020	NA

	Share Awards, DSUs and Shares Held				Share Ownership Target
	Year	Share Awards (#)	DSUs (#)	Shares (#)	Meets Target
Calgary, Alberta, Canada Director since 2020 Independent	2022	—	149,067	57,600	Yes
	2021	—	124,419	47,600
Mr. Reynish is currently the President and Chief Executive Officer of Enlighten Innovations, a private Calgary based clean energy technology organization which he joined in 2020. Immediately prior to Enlighten Mr. Reynish served as an Executive Vice President at Suncor Energy Inc. for eight years in a variety of capacities where he was accountable for the company’s strategy, ESG and corporate development initiatives, new technology development, joint venture and commercial portfolios - all instrumental in positioning Suncor as a top-tier Western Canadian based integrated energy company. Mr. Reynish also served as interim CFO for the Company. Prior to Suncor, Mr. Reynish served as President of Marathon Oil Canada, which he joined through the acquisition of Western Oil Sands where he was Executive Vice President, Operations. Prior to his entry into Canada, he held senior positions within the Anglo American Group, including Vice President of Mining of Anglo Base Metals in Johannesburg and Chief Executive Officer of Bindura Nickel in Zimbabwe. Mr. Reynish holds a Masters degree in Mining Engineering and an MBA, both earned in the UK. He has completed Post Graduate studies at IMD and the Wharton School. He is a member of the board of Energy Safety Canada, the Institute of Corporate Directors (ICD) and National Association of Corporate Directors (NCAD), and a former Member of the Board of Governors of the Oxford Institute of Energy Studies, the Canadian Associated of Petroleum Produces (CAPP) and the Canada Institute.

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Additional Disclosure Relating to Proposed Directors
Other than as described below, no proposed director:
•Is, at the date of this information circular, or has been, within 10 years before the date of this information circular, a director or executive officer of any company that, while that person was acting in that capacity,
◦was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days;
◦was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or
◦within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or
•Has, within the 10 years before the date of this information circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager, or trustee appointed to hold the assets of the proposed director.

Mr. Pearce is a director of Kaisen Energy Corp. (a private oil and gas production company). On December 8, 2021, Kaisen sought and obtained protection under the Companies' Creditors Arrangement Act ("CCAA") to begin a court-supervised restructuring. On February 1, 2022, the stay of proceedings granted under the CCAA was extended until March 18, 2022.

To our knowledge, none of our proposed directors has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, or any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable shareholders in deciding whether to vote for a proposed director.

12

Appointment of Auditors
Management is soliciting proxies, in the accompanying form of proxy, in favour of the appointment of the firm of KPMG LLP, Chartered Professional Accountants, as our auditors, to hold office until the next annual meeting of shareholders or until their successors are appointed and to authorize the directors to fix their remuneration. KPMG LLP have acted as the auditors of Baytex since June 2016.
The Board recommends that you vote FOR the appointment of KPMG as auditors of Baytex. Unless instructed otherwise, the persons named in the form of proxy will vote for the appointment of KPMG as auditors of Baytex.
The following table provides information about the fees billed to us and our subsidiaries for professional services rendered by our external auditors, during fiscal 2021 and 2020 (in thousands of Canadian dollars):

Year	Audit Fees (1)	Audit-Related Fees (2)	Tax Fees (3)	All Other Fees (4)	Total
2021	$989	$—	$—	$—	$989
2020	$1,083	$—	$—	$—	$1,083
Notes:
(1)Audit fees consist of fees for the audit of our annual financial statements or services that are normally provided in connection with statutory and regulatory filings or engagements. In addition to the fees for annual audits of financial statements and review of quarterly financial statements, services in this category for fiscal 2021 and 2020 also include amounts for audit work performed in relation to the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 relating to internal control over financial reporting.
(2)Audit-related fees consist of fees for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and are not reported as Audit Fees.
(3)Tax fees include fees for tax compliance, tax advice and tax planning.
(4)All other fees include all other non-audit services.

Advisory Vote on Executive Compensation
As part of Baytex's commitment to excellence in corporate governance, the Board provides shareholders an opportunity to provide feedback on our approach to executive compensation by way of a non-binding advisory vote. The Board believes that it is essential for the shareholders to be well informed of Baytex's approach to executive compensation and shareholders are encouraged to read the "Compensation Discussion and Analysis" section which starts on page 32. At last year's annual meeting, we received 89.76% support on our say-on-pay vote. This advisory vote is an important part of the ongoing process of engagement between the shareholders and the Board, and we remain committed to actively soliciting shareholder feedback on our approach to executive compensation.
As this is an advisory vote, the results will not be binding upon the Board. However, the Board will consider the outcome of the vote, along with feedback received from shareholders, as part of its ongoing review of executive compensation.
At the meeting, shareholders will have an opportunity to vote on our approach to executive compensation through consideration of the following advisory resolution:
"Resolved, on an advisory basis and not to diminish the role and responsibilities of the Board, that the shareholders accept the approach to executive compensation disclosed in the Information Circular - Proxy Statement of Baytex Energy Corp. dated March 16, 2022."
The Board recommends that you vote FOR the advisory vote on executive compensation. Unless instructed otherwise, the persons named in the form of proxy will vote FOR the advisory vote on executive compensation.

13

Approval of Unallocated Share Awards under the Share Award Incentive Plan

Background

Our primary long-term incentive plan is a "full-value" award plan (the "Share Award Incentive Plan"), which permits the granting of restricted awards and performance awards (collectively, "Share Awards") to the directors, officers, employees and other service providers of Baytex and its subsidiaries (collectively, "Service Providers"). A copy of the Share Award Incentive Plan is accessible on the SEDAR website at www.sedar.com (filed on March 1, 2022 under the filing category "Other security holders documents"). For a description of the Share Award Incentive Plan, see "Executive Compensation - Share Award Incentive Plan" and "Schedule B - Summary of Share Based Compensation Plans".

Approval of Unallocated Share Awards

The Share Award Incentive Plan was originally approved by the unitholders of Baytex Energy Trust (our predecessor) on December 9, 2010 and came into effect on January 1, 2011. The Share Award Incentive Plan reserves for issuance a maximum of 3.8% of the outstanding common shares (on a non-diluted basis) at the relevant time and is referred to as a "reloading plan" under the rules of the TSX.

When Share Awards are granted, common shares are reserved for issuance and these are referred to as allocated awards. Additional common shares that may be issued pursuant to Share Awards that have not yet been granted are referred to as unallocated awards. Pursuant to the rules of the TSX, all unallocated awards under a "reloading plan" must be approved by an issuer's directors and shareholders every three years. As a result, shareholders are being asked to pass an ordinary resolution to approve all unallocated Share Awards under the Share Award Incentive Plan. This has occurred twice previously at annual and special meetings of shareholders held on June 1, 2016 and May 2, 2019. The current authorization ends on May 2, 2022.

As of March 16, 2022, there were 712,363 restricted awards and 4,846,154 performance awards issued and outstanding under the Share Award Incentive Plan, representing 0.98% of the issued and outstanding common shares on that date, leaving approximately 16,070,537 share awards (representing 2.82% of the issued and outstanding common shares on that date) that may be granted in the future (this calculation assumes a payout multiplier of 1x for performance awards and does not include dividend equivalents that may accumulate on the underlying grants). Additional information regarding shares issuable under our Share Award Incentive Plan and the resulting burn rate is provided in the "Securities Authorized for Issuance under Equity Compensation Plans" section at pages 52 and 53 of this information circular.

Recommendation of the Board

The Share Award Incentive Plan is an important component of the compensation program at Baytex. In order to attract and retain qualified staff in a competitive marketplace, it is imperative that Baytex have a long-term incentive plan, such as the Share Award Incentive Plan.

The Share Award Incentive Plan also aligns the interests of Service Providers with shareholders as it provides an incentive for these Service Providers to maximize total shareholder return. A portion of the Share Awards granted to Service Providers is in the form of performance awards. The portion of performance awards increases at higher levels of responsibility reaching 80% for our President and Chief Executive Officer. The performance awards, through the payout multiplier, provide a link between the achievement of pre-determined goals set by the Board and the level of payout received. The Board believes that the pay for performance orientation of the performance awards is aligned with shareholder interests.

14

If the resolution to approve all unallocated Share Awards under the Share Award Incentive Plan is passed at the meeting, we will be required to seek this approval from the shareholders again in three years' time.

If the shareholders do not approve the resolution, (i) we will not be permitted to grant further Share Awards under the Share Award Incentive Plan until such time as the required shareholder approval has been obtained, (ii) all Share Awards that have been allocated and granted prior to the meeting will continue unaffected in accordance with their current terms, and (iii) we will have to consider alternative forms of long-term incentive plans in order to attract and retain qualified personnel.

Approval Requirement

At the meeting, shareholders will be asked to consider and, if thought fit, to pass an ordinary resolution in the form set forth below to approve the unallocated Share Awards under the Share Award Incentive Plan:

BE IT RESOLVED AS AN ORDINARY RESOLUTION OF THE SHAREHOLDERS OF BAYTEX ENERGY CORP. THAT:

1. All unallocated share awards to acquire common shares of Baytex Energy Corp. under its Share Award Incentive Plan are hereby approved and authorized until April 28, 2025; and

2. Any director or officer of Baytex Energy Corp. is authorized and directed to do all such things and execute all such documents and instruments as may be necessary or desirable to give effect to the foregoing resolution.

In order to be passed, the above ordinary resolution must be approved by a majority of the aggregate votes cast by shareholders at the meeting.

The Board recommends that you vote FOR the the resolution approving the unallocated Share Awards under the Share Award Incentive Plan. Unless instructed otherwise, the persons named in the form of proxy will vote for the foregoing resolution.

15

ABOUT THE DIRECTORS
Director Experience and Board Composition
The following table outlines the experience and background of, but not necessarily the technical expertise of, our director nominees based on information provided by such individuals.

Skills Matrix
● Expert in the field as a consequence of specific training and extensive experience as practitioner.
¤ Significant knowledge of subject area through training and/or direct work experience, or supervision of function.
¡ Basic understanding of subject area through previous training/exposure.

	Bly	Curran	LaFehr	Hrap	Maki	Melchin	Pearce	Reynish
Business Development	●	¤	●	●	¤	●	●	●
Capital Markets	¤	¤	●	¤	●	¤	●	●
Change Management	●	●	●	●	●	¤	●	¤
Corporate Governance	●	●	●	●	¤	●	¤	¤
Enterprise Management	●	●	●	●	●	●	●	●
Enterprise Risk Management	●	●	●	●	●	●	¤	●
ESG Oversight, including safety	●	¤	●	●	¤	●	●	●
Finance and Accounting	¤	¤	¤	¤	●	●	¤	¤
Human Capital Management	●	●	●	●	¤	¤	●	¤
Non-Canadian Resource Experience	●	¡	●	●	●	¡	●	●
Oil & Gas industry experience	●	¤	●	●	¡	¤	●	●
Reserves Evaluation	●	¡	●	●	¡	¡	●	¤

The following table shows the composition of our director nominees by age, tenure, gender and independence.

	Bly	Curran	LaFehr	Hrap	Maki	Melchin	Pearce	Reynish	2021
Age (years)	62	59	62	62	51	68	67	63	Average
									62
Tenure (years)	5	6	5	2	2	14	3	1	Average
									5
Gender Male	✓		✓	✓		✓	✓	✓	6 (75%)
Female		✓			✓				2 (25%)
Independence	✓	✓	CEO	✓	✓	✓	✓	✓	7 (88%)

16

Director Compensation
The Human Resources and Compensation Committee of the Board (the "HRC Committee") is responsible for the development and implementation of a compensation plan for directors who are not also officers of Baytex. Officers of Baytex who are also directors (currently Edward D. LaFehr, our President and Chief Executive Officer) are not paid any compensation for acting as a director and director compensation described in this section refers to compensation received by the directors who are not also officers of Baytex.
The main objectives of our directors' compensation plan are to:
•Attract and retain the services of the most qualified individuals.
•Compensate the directors in a manner that is commensurate with the risks and responsibilities associated with Board and committee membership and at a level that approximates the median compensation paid to directors of an industry-specific peer group.
•Align the interests of directors with our shareholders.
To meet and maintain these objectives, the HRC Committee annually performs a review of the directors' compensation plan, which includes surveying the compensation programs and amounts paid to directors of an industry-specific peer group (see our 2021 Compensation Peer Group on page 38). The HRC Committee recommends any changes to the compensation plan to the Board for consideration and, if deemed appropriate, approval.
Changes for 2021
At the end of 2020, the HRC Committee recommended changes to further align director compensation with market practices. The Board approved the recommended changes and, as a result, for 2021 Baytex: (i) adopted a cash settled deferred share unit plan ("DSU Plan"); and (ii) terminated the payment of meeting attendance fees and audit committee member retainers while increasing the annual cash and equity retainers paid to the directors.
The DSU Plan is a "phantom plan", no common shares are issued. The number of deferred share units ("DSUs") granted is determined by dividing the dollar amount of the grant by the fair value of the common shares on the grant date. DSUs vest immediately upon grant. When a director ceases to serve on the Board for any reason, the director is entitled to receive a cash payment for each DSU held equal to the market price of the common shares as calculated in accordance with the DSU plan.
The following table sets forth the principal elements of the compensation plan for directors for the 2021 year. In addition, directors were reimbursed for any expenses incurred to attend a Board or committee meeting.

Director Compensation Components	Cash ($)	DSUs ($)
Chair of the Board - Annual	140,000	160,000
Board Member - Annual	50,000	140,000
Committee Chair Retainers - Annual:
Audit	15,000
Human Resources and Compensation	15,000
Nominating and Governance	10,000
Reserves	10,000
Travel Fee – for travel outside of home province/state (for more than four hours round trip) to attend a meeting	1,500

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Total Compensation Summary
The following table sets forth the total compensation paid to the non-officer directors for the year ended December 31, 2021.

Directors	Fees Earned ($)	Share-Based Awards ($) (1)	Total ($)
Mark R. Bly	144,548	160,000	304,548
Trudy M. Curran	63,333	140,000	203,333
Naveen Dargan (2)	21,667	140,000	161,667
Don G. Hrap	56,667	140,000	196,667
Jennifer A. Maki	66,500	140,000	206,500
Gregory K. Melchin	56,667	140,000	196,667
David L. Pearce	53,333	140,000	193,333
Steve D. L. Reynish (3)	50,000	160,500	210,500
Total	512,715	1,160,500	1,673,215
Notes:
(1)    Represents the aggregate value of the DSU grant to each director. The number of DSUs granted is then determined by dividing the dollar amount of the grant by the volume weighted average trading price of the common shares on the TSX for the five trading days preceding the grant date. The grant date fair value presented for these DSUs is consistent with the fair value used for accounting purposes.
(2)    Mr. Dargan ceased to be a director as of April 29, 2021.
(3)    Mr. Reynish was appointed to the board effective November 2, 2020 and received a pro rata addition to his DSU grant in 2021 to reflect his time as a director in 2020.
Fees Paid
The following table provides a detailed breakdown of the fees paid to our non-officer directors for the year ended December 31, 2021. Fees are paid on a quarterly basis.

Directors	Board Retainer ($)	Committee Chair Retainer(3) ($)	Meeting Fees and Travel Fees ($)	Total Fees Earned ($)
Mark R. Bly (1)	140,000		4,548	144,548
Trudy M. Curran	50,000	13,333		63,333
Naveen Dargan (2)	16,667	5,000		21,667
Don G. Hrap	50,000	6,667		56,667
Jennifer A. Maki	50,000	15,000	1,500	66,500
Gregory K. Melchin	50,000	6,667		56,667
David L. Pearce	50,000	3,333		53,333
Steve D. L. Reynish	50,000			50,000
Total	456,667	50,000	6,048	512,715
Notes:
(1)Mr. Bly also serves as a director of our indirect, wholly owned, subsidiary, Baytex Energy USA, Inc. In this capacity he is paid meeting attendance fees of US$1,200 per meeting. This fee has been converted to Canadian dollars using an exchange rate of 1.27 CAD/US. He attended two such meetings in 2021.
(2)Mr. Dargan ceased to be a director as of April 29, 2021.
(3)We rotated our committee chairs as of April 29, 2021, and as a result several of the directors received committee chair retainers for portions of the year.

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Equity Based Compensation
We have a full-value share award incentive plan pursuant to which we may grant restricted share awards and performance share awards to directors. The Share Award Incentive Plan contains the following restrictions on director participation: (1) the number of common shares issuable pursuant to the Share Award Incentive Plan to non-officer directors, in aggregate, will be limited to a maximum of 0.25% of the issued and outstanding common shares; and (2) the value of all share awards granted to any non-officer director during a calendar year, as calculated on the date of grant, cannot exceed $150,000. For further information, see "Schedule B – Baytex Share Award Incentive Plan".
With the adoption of the DSU Plan, no share awards were granted to non-officer directors in 2021. Certain directors hold restricted share awards granted in prior years which continue to vest.
Share-Based Awards - Value Vested During the Year
The following table reflects the value of restricted share awards ("RSAs") and DSUs which vested during the year for our non-officer directors. Vested RSAs are valued at the vest date fair value, whereas DSUs vest when granted and so are valued at the grant date fair value. Vested DSU grants do not pay out until the Director ceases to be a Director.

Directors	Value of share-based awards that vested during the year (1)
	RSAs ($)	DSUs ($)
Mark R. Bly	62,861	160,000
Trudy M. Curran	62,861	140,000
Naveen Dargan (2)	62,861	140,000
Don G. Hrap	59,395	140,000
Jennifer A. Maki	46,081	140,000
Gregory K. Melchin	62,861	140,000
David L. Pearce	58,099	140,000
Steve D. L. Reynish (3)	—	160,500
Total	415,019	1,160,500
Notes:
(1)    Amounts reflect vested RSAs valued at the vest date fair value (being the number of RSAs that vested multiplied by the volume weighted average price of the common shares on the TSX for the five days preceding the applicable vest date) and vested DSUs valued at the grant date fair value (being the number of DSUs that were granted multiplied by the volume weighted average price of the common shares on the TSX for the five days preceding the applicable grant date) since they vest immediately.
(2)    Mr. Dargan ceased to be a director as of April 29, 2021.
(3)    Mr. Reynish was appointed to the board effective November 2, 2020 and received a pro rata addition to his DSU grant in 2021 to reflect his time as a director in 2020.

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Outstanding Share-Based Awards

The following table reflects the future estimated payout for outstanding RSAs and DSUs as at December 31, 2021 for each of our non-employee directors.

Directors	Number of share-based awards that have not vested (1) (#)	Market or payout value of share-based awards that have not vested (2) ($)	Number of vested share-based awards that have not paid out (3) (#)	Market or payout value of vested share-based awards that have not paid out (4) ($)
Mark R. Bly	71,279	278,701	124,031	484,961
Trudy M. Curran	71,279	278,701	108,527	424,341
Don G. Hrap	93,536	365,726	108,527	424,341
Jennifer A. Maki	72,566	283,733	108,527	424,341
Gregory K. Melchin	71,279	278,701	108,527	424,341
David L. Pearce	71,279	278,701	108,527	424,341
Steve D. L. Reynish (5)	—	—	124,419	486,478
Total	451,218	1,764,263	791,085	3,093,144
Notes:
(1)    Reflects RSAs that have not vested as of December 31, 2021.
(2)    Valued based on the number of RSAs that have not vested as at December 31, 2021, multiplied by the December 31, 2021 closing price on the TSX of $3.91 per common share.
(3)    Reflects DSUs that were vested but not paid out as of December 31, 2021. Under the terms of the DSU Plan, DSUs vest at the time of grant and are paid out when an individual ceases to be a director of Baytex for any reason.
(4)    Valued based on the number of vested DSUs that have not been paid out as at December 31, 2021, multiplied by the December 31, 2021 closing price on the TSX of $3.91 per common share.
(5)    Mr. Reynish was appointed to the board effective November 2, 2020 and received a pro rata addition to his DSU grant in 2021 to reflect his time as a director in 2020.

Equity Ownership - Directors
Ownership guidelines are one way directors demonstrate their commitment to Baytex's long-term success and alignment with shareholders. The share ownership guideline for all directors is equal to three times: (i) the annual retainers paid to such director; plus (ii) their annual grant of share based compensation. The level of ownership must be attained by each director within three years of when he or she is first elected or appointed. Shares owned and DSUs granted are counted towards the guideline. A director meets the guidelines if either the grant value, market value or adjusted cost base of their common shares and DSUs exceeds the ownership guideline.

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The guidelines and the status of each director as at March 16, 2022 with respect to their compliance with the guidelines is shown in the table below.

Director Nominees	Principal Position	Ownership Value Guideline ($)	Shares and DSUs held (#)	Market Value of Shares and DSUs ($) (1)	Guideline Met (Y) or In Progress (IP)
Mark R. Bly	Chair of the Board	900,000	561,744	3,039,035	Y
Trudy M. Curran	Director	570,000	381,127	2,061,897	Y
Don G. Hrap	Director	570,000	190,275	1,029,388	Y
Edward D. LaFehr (2)	President and CEO	1,725,000	1,792,841	9,699,270	Y
Jennifer A. Maki	Director	570,000	285,069	1,542,223	Y
Gregory K. Melchin	Director	570,000	359,136	1,942,926	Y
David L. Pearce	Director	570,000	377,863	2,044,239	Y
Steve D. L. Reynish	Director	570,000	206,667	1,118,068	Y
Notes:
(1)    Calculated by multiplying the number of shares and DSUs held by the March 16, 2022 closing price of the common shares on the TSX of $5.41 per share.
(2)    As an officer, Mr. LaFehr's ownership guideline is three times his annual salary.
CORPORATE GOVERNANCE
Board Independence and Mandate
Our Board, either directly or through its committees, is responsible for the stewardship of Baytex. A copy of the mandate of our Board is attached as Schedule A and is available on our website at www.baytexenergy.com.
Based on the definition of "independence" contained in National Instrument 58-101 "Disclosure of Corporate Governance Practices" and a review of the applicable factual circumstances (including financial, contractual and other relationships), the Nominating and Governance Committee has determined that seven of our eight director nominees, including the Chair of the Board, are independent. The seven independent director nominees are: Mark R. Bly, Trudy M. Curran, Don G. Hrap, Jennifer A. Maki, Gregory K. Melchin, David L. Pearce and Steve D. L. Reynish. Edward D. LaFehr is not considered independent as he currently serves as our President and Chief Executive Officer.

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Board Meetings
The Board meets a minimum of six times per year. Each Board and committee meeting includes an in camera discussion by the independent directors without the presence of management. Meeting agendas are approved by the Chair of the Board or applicable committee chair prior to each meeting and the directors receive a comprehensive package of information prepared by management in advance of each meeting. Further, at least one meeting per year is dedicated to a review of the Corporation's strategy in order to allow the directors to assist in formulating and providing direct feedback on Corporation's strategic direction and management provides the Board with quarterly updates regarding such strategy.
Chair of the Board
The Chair of the Board is responsible for the overall management of the Board, including ensuring that the Board is organized properly, functions effectively and independent of management and meets its obligations and responsibilities. Our Board has developed a written position description for the Chair of the Board. The Chair of the Board maintains a liaison and communication with (i) the other directors and the committee chairs to co-ordinate input from directors and optimize the effectiveness of our Board and its committees, and (ii) our Chief Executive Officer to ensure that our Board receives adequate and regular updates from the Chief Executive Officer. Our Chair of the Board also ensures that reasonable procedures are in place for directors to engage outside advisors at Baytex's expense in appropriate circumstances and assists with the director assessment process by meeting with each director to obtain insight as to where they believe the Board and its committees could be operating more effectively.
Committee Membership and Mandates
Our Board has four committees:

- Audit Committee	- Human Resources and Compensation Committee
- Nominating and Governance Committee	- Reserves and Sustainability Committee
Committee Member Independence and Committee Mandates
At present, all of our committees are comprised solely of independent directors. Mr. Bly (as Chair of the Board) and Mr. LaFehr (as President and Chief Executive Officer) are typically invited and attend committee meetings. A description of the membership and a summary of the responsibilities for each committee is provided below. In addition, copies of the committee mandates are available on our website at www.baytexenergy.com.
Committee and Chair Assignments and Rotation
Committee assignments and the designation of committee chairs are based on each director's knowledge and skills, interests and areas of expertise. The Board favours rotation of committee assignments and committee chairs, where practicable, to broaden the exposure of individual directors and introduce new perspectives to the Board committees. However, the Board believes experience and continuity must be preserved when considering candidates for rotation. Committee members may be rotated in response to changes in membership of the Board or plans for director succession. All directors are welcome to attend any committee meetings and are given access to all committee materials regardless of whether they are a member of the committee. In 2021, as part of Baytex’s ongoing Board refreshment, all committee chairs were rotated and at least one member of each committee continued to serve on the committee to ensure continuity.

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Audit Committee

Committee Members: •Jennifer Maki (Chair) •Gregory Melchin •Don Hrap
Committee Responsibilities
•Reviewing financial statements, management's discussion and analysis, annual information forms and all public disclosure containing audited or unaudited financial information prior to submission to our Board for approval.
•Recommending to the Board the appointment of external auditors and the terms of their engagement.
•Overseeing the work of the external auditors, including meeting with the external auditors independently of our management.
•Reviewing and approving all services to be provided by the external auditors.
•Reviewing annually with the external auditors their plan for the audit and, upon completion of the audit, their audit reports.
•Reviewing and discussing accounting and reporting policies and changes in accounting principles.
•Reviewing with the external auditors our internal control systems and procedures.
•Reviewing risk management policies and procedures, including with respect to hedging, insurance, litigation, and information technology security.
•Establishing procedures for the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls or auditing matters.
•Reviewing and approving hiring policies regarding employees and former employees of the present and former external auditors of the Corporation.

Meeting Schedule
The Audit Committee meets at least four times annually, or more frequently if warranted.
Independence, Financially Literacy and Financial Expertise
All members of the Committee are independent and financially literate. The Board has determined that Ms. Maki and Mr. Melchin are "audit committee financial experts" as that term is defined by the SEC.

Cyber Security and Enterprise Risk Management
In April of 2021 the Audit Committee mandate was revised to specifically include cyber security as a part of its risk oversight responsibilities. In addition, starting in 2022, as an enhancement to the Corporation's enterprise risk management process, the Audit Committee will now receive quarterly updates on management's assessment of the status of the Corporation's key risks. These risks will be reported on to the Board on an annual basis.

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Nominating and Governance Committee

Committee Members: •Steve Reynish (Chair) •Trudy Curran •Gregory Melchin
Mr. Reynish replaced Mr. Melchin as chair of the committee effective February 24, 2022 as the Board and committee members were in favour of having a shorter tenured director as chair of the committee.
Committee Responsibilities
•Reviewing on a periodic basis the composition of the Board and its committees.
•Assessing on a periodic basis the effectiveness of the Board as a whole, the committees of the Board and the contribution of individual directors and considering the appropriate size of the Board.
•Recommending suitable candidates as nominees for election or appointment as directors.
•Assessing on a periodic basis the effectiveness of the Board and Management Diversity Policy.
•Developing, for the review and approval of the Board, a mandate for the Board and each of its committees.
•Developing, for the review and approval of the Board, position descriptions outlining the duties and responsibilities of the Chair of the Board, the Lead Independent Director, the chair of each of the Board committees and the CEO.
•Developing, for the review and approval of the Board, a code of business conduct and ethics, disclosure policy, insider trading policy and share ownership guidelines.
•Preparing and recommending to the Board any required disclosures of governance practices to be included in our information circular - proxy statement.
•Reviewing and where appropriate recommending changes to the Board's governance practices and policies.

Meeting Schedule
The Nominating and Governance Committee is mandated to meet at least once per year, but most years (including 2021) meets at least twice.
Independence
All members of the Committee are independent.
Board and Director Assessment and Diversity Policy
Among other matters, the Committee manages the director nomination and succession planning process as well as the director assessment process, both of which are described in the Board Process and Policies section below. In February 2022, the committee recommended and the Board approved a revised Board and Management Diversity policy which now includes a target that at least 30% of the directors be women by the annual shareholder meeting in 2023.

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Human Resources and Compensation Committee

Committee Members: •Trudy Curran (Chair) •Jennifer Maki •David Pearce
Committee Responsibilities
•Reviewing on a periodic basis the compensation policies and practices and overall philosophy of Baytex and, where appropriate, making recommendations to the Board regarding substantive changes to such compensation policies and practices and overall philosophy.
•Reviewing and recommending to the Board the retainers and fees to be paid to members of the Board.
•Establishing the performance measures for the ensuing year for the short-term incentive plan.
•Reviewing and recommending to the Board the performance objectives for the ensuing year for the President and Chief Executive Officer of the Corporation (the "CEO") and, if appropriate, for the other officers in consultation with the Board, reviewing on an annual basis the performance of the CEO and to receive the CEO's appraisal of the performance of the other officers.
•Reviewing and recommending to the Board the compensation and benefits package and bonuses for the CEO and each of the other officers of Baytex and, in connection therewith, to receive and consider the CEO's recommendations for the other officers.
•With respect to the compensation and benefits package and bonuses to be paid to the non-officer employees of Baytex, receiving and considering the CEO's recommendation and to recommend to the Board such compensation and benefits package and bonuses in aggregate (with the allocation thereof to specific employees to be made by the CEO).
•Receiving and considering the CEO's recommendations for the type of long-term incentive plans to be implemented by Baytex and making recommendations in respect thereof to the Board.
•Administering the long-term incentive plans of Baytex in accordance with their terms, including establishing the performance measures for any performance awards and approving the granting of awards thereunder.
•Preparing and recommending to the Board any required disclosures of compensation practices to be included in the information circular - proxy statement.
•Reviewing the results of any shareholder advisory vote on our approach to executive compensation and consider whether any adjustments should be made to the compensation policies and practices as a result of such vote.
•Reviewing on an annual basis the management succession plan to ensure that qualified personnel will be available for succession to executive positions and report to the Board on the status of such plan annually.
•Reviewing industry, regulatory and compensation governance principles and their possible impacts on the Baytex's human resources policies and practices and make appropriate amendments.

Meeting Schedule
The Human Resources and Compensation Committee is mandated to meet at least three times per year and met three times in 2021.
Committee Independence
All members of the Committee are independent.
Management Succession Planning and Board and Management Compensation
The Committee manages the management succession planning process described in the Board Process and Policies section below as well as all matters related to director and executive compensation as described in this Information Circular.

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Reserves and Sustainability Committee

Committee Members: •Don Hrap (Chair) •Dave Pearce •Steve Reynish
Committee Responsibilities
•Providing a recommendation to the Board as to the appointment of an independent qualified reserves evaluator or auditor (the "Independent Evaluator") to prepare an estimate of our proved and probable reserves and related future net revenue (the "Reserves Data") as at the last day of our financial year.
•Oversight and monitoring of the Corporation’s performance related to health, safety, environment, climate and other sustainability matters.
•With respect to the annual estimate of the Reserves Data prepared by the Independent Evaluator: (a) reviewing the scope of work of the Independent Evaluator; (b) reviewing the procedures for providing information to the Independent Evaluator; (c) reviewing the estimate of the Reserves Data prepared by the Independent Evaluator, including the major assumptions used in preparing such estimate; (d) reviewing any material changes in the Reserves Data from the prior year; (e) meeting separately with management and the Independent Evaluator to determine whether any restrictions placed by management affected the ability of the Independent Evaluator to report without reservation on the Reserves Data; and (f) providing a recommendation to the Board as to whether to approve the report on the Reserves Data prepared by the Independent Evaluator.
•Providing a recommendation to the Board as to whether to approve the content and/or filing of the annual statement of the Reserves Data and other information prescribed by applicable securities laws, including any reports of the Independent Evaluator and of management in connection therewith.
•Considering and reviewing Baytex’s performance with respect to health, safety, environment, climate and other sustainability matters, including the setting, benchmarking and measurement of appropriate performance and achievement targets.
•Reviewing all matters relating to the preparation, disclosure and/or filing of information related to our reserves and to health, safety, environment, climate and other sustainability matters.

Meeting Schedule
The Reserves and Sustainability Committee is mandated to meet at least once per year, but met twice in 2021.
Committee Independence
All members of the Committee are independent.
Sustainability Oversight
Since assuming responsibility for oversight of Baytex's sustainability matters in 2020, the Committee has added a second regular meeting to its annual process that is primarily focused on reviewing Baytex's sustainability initiatives and related disclosures, including Baytex's most recently published ESG report.

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Outside Boards - Directors
The following table lists the names of other reporting issuers on which our director nominees serve as a director (or the equivalent).

Director	Names of Other Reporting Issuers
Mark R. Bly	Secure Energy Services Inc. and Vista Oil & Gas S.A.B. de C.V.
Trudy M. Curran	Great Panther Mining Limited and Trican Well Service Ltd.
Don G. Hrap	None
Edward D. LaFehr	TransGlobe Energy Corporation
Jennifer A. Maki	Franco-Nevada Corporation and Pan American Silver Corp.
Gregory K. Melchin	ENMAX Corporation and Total Energy Services Inc.
David L. Pearce	Headwater Exploration Inc.
Steve D. L. Reynish	None

Meeting Attendance
The following is a summary of attendance of our directors at meetings of our Board and its committees during the year ended December 31, 2021. We had 100% attendance at all Board and committee meetings in 2021.

Director Nominees	Meetings Attended / Meetings Held					Overall Attendance
	Board	Audit Committee	Human Resources and Compensation Committee	Reserves and Sustainability Committee (1)	Nominating and Governance Committee
Mark R. Bly (2)	6/6	4/4	3/3	2/2	2/2	100%
Trudy M. Curran	6/6		3/3		2/2	100%
Naveen Dargan (3)	1/1	1/1		1/1		100%
Edward D. LaFehr	6/6	4/4	3/3	2/2	2/2	100%
Don G. Hrap	6/6	3/3	1/1	1/1		100%
Jennifer A. Maki	6/6	4/4	1/1			100%
Gregory K. Melchin	6/6	4/4		2/2	2/2	100%
David L. Pearce	6/6		2/2	2/2	1/1	100%
Steve D. L. Reynish	6/6			1/1	1/1	100%
Notes:
(1)    Members of the Audit Committee are invited (but not required) to attend the meeting of the Reserves Committee where the year-end reserves evaluations are reviewed.
(2)    As Chair of the Board, Mr. Bly is invited to attend all Board committee meetings.
(3)    Mr. Dargan ceased to be a director as of April 29, 2021.

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BOARD PROCESS AND POLICIES
Director Nomination and Succession Planning
The Nominating and Governance Committee, which is composed entirely of independent directors, is responsible for identifying individuals qualified to become Board members and recommending to the Board the new director nominees for appointment or election at the next annual meeting of shareholders. This committee has written terms of reference that clearly establish the committee's purpose, responsibilities, membership qualification, appointment and removal, structure and operations, and manner of reporting to the Board.
In making its recommendations respecting the nomination of a director, the committee considers, among other factors, the competencies and skills the Board needs to possess as a whole (taking into account the corporate strategy), the competencies and skills that each existing director possesses, the competencies and skills each new nominee will bring to the position and whether or not each new nominee contributes to the diversity in gender, age and ethnicity of the Board. The committee also considers whether or not each new nominee can devote sufficient time and resources to their duties as a Board member. This process is carried out in concert with our succession planning, described below.
With respect to Board succession, the Nominating and Governance Committee is responsible for reviewing on a periodic basis the composition of the Board and recommending suitable candidates as nominees for election or appointment as directors. As part of this process, the Nominating and Governance Committee identifies the competencies and skills that are required for the Board in light of the corporate strategy. The Nominating and Governance Committee then compares the required competencies and skills to those of each existing director in order to identify areas of need. The Nominating and Governance Committee periodically canvasses each director about their plans for continuing to serve on the Board in order to identify and plan for director retirements.
As a result of the Board's deliberate process its membership has been significantly refreshed. Fifty percent (50%) of our director nominees have joined the Board since our 2018 annual general meeting. This includes the additions of Messrs. Pearce, Hrap, and Reynish and Ms. Maki.

Orientation and Continuing Education
Upon joining the Board, a new director is provided with a directors' information binder which includes a copy of the mandate of the Board and each of its committees, the Terms of Reference for the Chair of the Board, the Chair of each Board committee and the CEO, our corporate policies and our by-laws. To accelerate each new directors' understanding of our business, we also arrange a series of meetings between the director and each of the Company's officers. At these meetings, the officer and in some cases members of their team provide a presentation regarding that officer's areas of responsibility and the director is provided the opportunity to ask questions.
Each of our directors is responsible for ensuring that they maintain the skill and knowledge necessary to meet their obligations as a director. As part of their continuing education, our Board receives management presentations with respect to the operations and risks of our business, regulatory requirements, new developments which may affect the oil and gas industry, corporate governance and market conditions. Due to the impacts of COVID-19, our Board members have been restricted from making field visits or attending in person sessions. However, the individual directors have continued to meet their continuing education needs through a variety of means, including discussions with management and at Board and committee meetings and attendance at seminars and presentations.
Three of our directors, Ms. Curran, Ms. Maki and Mr. Melchin, have received the ICD.D designation from the Institute of Corporate Directors. Ms. Curran is Co-Chair of the executive committee of the Calgary chapter of the Institute of Corporate Directors and participates in the planning and delivery of various director education events. Ms. Curran has been a speaker at various education events. Mr. Melchin and

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Ms. Maki are Chartered Professional Accountants. In order to maintain this designation, they are required to complete a minimum amount of professional development activities each year.
Retirement Policy/Board Tenure
We do not have a formal retirement policy for our directors or officers or a policy for term limits for our directors. We believe it is important that directors understand our industry and our business and this requires a certain length of tenure on the Board. We also want diverse viewpoints and those often come from newer directors. It is important to achieve an appropriate balance of both to ensure that the Board functions effectively.
We have eight director nominees with an average tenure of ~5 years on the Board. All of our directors are engaged and bring demonstrable skills to the Board, allowing us to be efficient and cost effective.
Ethical Business Conduct
Our Board has adopted a code of business conduct and ethics (the "Code") that applies to all employees, consultants, officers and directors of Baytex. A copy of the Code is accessible on the SEDAR website at www.sedar.com (Re-filed December 7, 2020) and on our website at www.baytexenergy.com. Each employee, consultant, officer and director is required to confirm annually that he or she has read, understood and complied with the Code. Any reports of a material variance from the Code will be reported to the Board. There have been no reports filed since the beginning of our last financial year that pertain to any conduct of a director or executive officer that constitutes a departure from the Code.
In accordance with the Business Corporations Act (Alberta), directors who are a party to, or are a director or an officer of a person who is a party to, a material contract or material transaction or a proposed material contract or proposed material transaction are required to disclose the nature and extent of their interest and abstain from voting on any resolution to approve the contract or transaction.
Our Audit Committee has also adopted a statement on reporting ethical violations which provides employees, contractors and suppliers with the ability to report, on a confidential and anonymous basis, any violations within our organization, including, without limitation, criminal conduct, falsification of financial records or unethical conduct. Our Board believes that providing a forum for employees, contractors and suppliers to raise concerns about ethical conduct and treating all complaints with the appropriate level of seriousness fosters a culture of ethical conduct. A copy of our statement on reporting ethical violations is accessible on our website at www.baytexenergy.com.
Board and Director Assessments
We have established a process for assessing the effectiveness of the Board, its committees and individual directors. On an annual basis, each director completes the Board and committee assessment survey (to provide directors with an opportunity to evaluate how effectively the Board and its committees are operating and to provide constructive input for the improvement of the Board and its committees). As a follow-up to the written survey, the Chair of the Board meets with each director individually.
In addition to the annual assessment described above, every second year each director completes the director peer and self-assessment survey and the Chair of the Board assessment survey. The results of the director peer and self-assessment survey are provided to the Chair of the Board who meets with each director individually to discuss any issues with an emphasis on maximizing the contribution of each director to the Board and continually improving the effectiveness of the Board. The results of the Chair of the Board assessment survey (and the results of the director peer and self-assessment survey for the Chair of the Board) are provided to the Chair of the Nominating and Governance Committee who meets with the Chair of the Board to discuss the results and identify any action items.
In August of 2021, the Nominating and Governance Committee provided the directors a Board and committee assessment survey and a Chair of the Board assessment survey. Each director completed

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these surveys and Mr. Bly, our new Chair of the Board, discussed the results of the Board and committee survey with each director individually. Mr. Melchin discussed the results of the Chair of the Board survey with Mr. Bly. The results of these surveys were also discussed at a Board meeting held in September of 2021.
Management Succession Planning
The Board is responsible for succession planning for our senior officers and delegates this responsibility to the HRC Committee. The HRC Committee meets with the CEO at least annually to review succession plans and candidates for all senior officer positions, including the CEO role. This review includes an assessment of each individual's strengths and development requirements, an estimate as to when they may be prepared to accept such a role change and any current plans for their career development. The HRC Committee will also, from time to time, consult with outside advisors regarding external candidates. The HRC Committee also meets in camera (without the CEO present) to discuss candidates that have been identified as potential successors to the CEO and reports back to the Board.
Diversity and Inclusion
Baytex has a written Board and Management Diversity Policy (the "Diversity Policy"). The Diversity Policy is applicable to both director and executive officer appointments and recognizes that it is in the best interests of the Company and all of its stakeholders to have diversity in gender, age and ethnicity within our Board and executive officer management group. Accordingly, the Mandate and Terms of Reference for the Nominating and Governance Committee requires that, when recommending individuals for appointment or election to the Board, the committee consider whether or not the candidate would contribute to the diversity in gender, age and ethnicity of the Board. Whether or not the candidate contributes to the diversity in gender, age and ethnicity of management will also be considered when executive officer appointments are made. As part of the assessment as to whether an executive officer contributes to the diversity of management, Baytex considers the representation of women. At this time Baytex does not have a target for the appointment of women as executive officers. However, Baytex is committed to having a diverse workplace in which women and other individuals of diverse backgrounds have the opportunity to succeed.
To ensure that the Diversity Policy is effectively implemented, the Nominating and Governance Committee periodically assess its effectiveness and, if required, recommends changes. To assist with this assessment, a staff survey completed in 2021 asked staff to disclose forms of diversity beyond gender and also solicited feedback on the staff's view on inclusion and belonging at Baytex. The response rate to this survey from employees was 93% and, while 85% of respondents stated that they felt a sense of belonging at Baytex, a number of respondents specifically stated in their comments a desire to see greater gender diversity in leadership positions.
The current composition of our independent directors, officers and managers by gender is as follows:

Category	Total	Number of Women	% of Women
Independent Directors	7	2	29%
Officers	9	1	11%
Managers	22	7	32%
Diversity Policy Amendment
In December of 2018 the Diversity Policy was amended to include a written target of having not less than 20% of the directors on the Board be women. This was achieved in September 2019. In February of 2022, the Nominating and Governance committee recommended and the Board approved a revised Diversity Policy which included a target of having at least 30% percent of the directors be women by no later than the 2023 annual shareholder meeting.

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SHAREHOLDER ENGAGEMENT
Regular Engagement
Baytex regularly conducts an active shareholder engagement program through a variety of means and has a shareholder engagement policy which is available on Baytex’s website www.baytexenergy.com.
In 2019, the Board directly engaged with shareholders through a series of in person meetings with the Chair of the Board and Chair of the Nominating and Governance Committee to solicit feedback on our approach compensation and to explain how the Board planned to drive shareholder value at the Company. Baytex continues to seek a high level of communication with its shareholders. The Corporation communicates regularly with shareholders through annual and quarterly reports, news releases, its corporate responsibility report, through Baytex’s website www.baytexenergy.com and through other disclosure and regulatory documents filed on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Members of Baytex’s management team attend investor conferences and meet with institutional shareholders. Baytex webcasts its annual shareholder meeting as well as its quarterly conference calls. In addition, investors may contact Baytex’s investor relations department by letter, e-mail or phone on a continuing basis.
Contacting the Board
The Board recognizes that it is important to communicate with shareholders, including organizations that represent or advise shareholders on matters of compensation and governance. Those shareholders, employees and other interested parties wishing to communicate directly with the Board on questions or concerns related to compensation and governance may do so through the Chair of the Board or the Chair of either the Human Resources and Compensation Committee or the Nominating and Governance Committee.
You can contact us by writing to Baytex Energy, 2800, 520 3rd Avenue S.W., Calgary, Alberta, T2P 0R3, by email at investor@baytexenergy.com or by telephone at 1-800-524-5521.

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COMPENSATION DISCUSSION AND ANALYSIS
Letter from the Chair of the Human Resources and Compensation Committee
Dear Fellow Shareholders,
On behalf of the Human Resources and Compensation Committee (the “Committee”) and the Board of Baytex, we are pleased to share our approach to senior executive compensation and how it aligns with company performance.
We believe that the results achieved in the last three years and, in particular 2021, reflect strong shareholder alignment to the compensation program. 2021 was a year of recovery and significant share price out-performance relative to our peers. At the beginning of the year we set objectives and targets for the Company that were heavily weighted to objective and measurable financial and operational outcomes. We believed at the time that success with respect to those objectives and targets would mean success for our stakeholders. The Company dramatically exceeded the majority of the objectives and targets, generating impressive operational and financial results. These results were recognized by the capital markets, as the Company's share price increased by 466% on a one-year basis and 62% on a three-year basis (measured December 31 to December 31 over the applicable time frame).
We also made substantial progress with respect to our sustainability targets. We exceeded the emission reduction targets set in early 2021 and expanded the role of one of our executives to focus more directly on the Company's sustainability objectives. Overall safety, especially in the continued pandemic, exceeded the targets. However, despite this focus on safety, one of our contractors had a fatality while on a Baytex worksite. Baytex undertook a significant investigation, and subsequently implemented enhanced training and communication for our work force, our supervisors and our contractors.
At the outset of the year, the Committee took into consideration the share price at the time and the potential impact of its share award program and introduced two changes for 2021.
•Restricted share awards were replaced by incentive awards which are the same as restricted share awards, except that they can only be settled through a cash payment.
•Performance share awards granted in 2021 had their maximum payout multiplier capped at 1.5 (reduced from 2), which decreased the number of shares that could be issued if the Company achieves its high end targets.
Our compensation program is designed to attract and retain top executive talent. On an annual basis the Committee reviews the compensation for the Company's officer group with respect to median target compensation for similar roles in our Compensation Peer Group, time in the role and importance to the organization. Upon completion of this review, the base salary and share award grant for Mr. Lundberg (at that time Vice President, Light Oil) was increased and the share award grant for Mr. LaFehr (President & CEO) was increased. Although in both cases, the increases were tempered due to market conditions at the time.
At year-end the Committee recognized the Company's outstanding performance with respect to the objectives and targets set in the long term and short term incentive scorecards. The Committee took particular note of the Company's substantial free cash flow, share price performance and Clearwater discovery in Northwest Alberta.
For further information on the structure of our compensation programs and the specific decisions we made for 2021, I would encourage you to continue reading this Executive Compensation section of the information circular.
Sincerely,
"Trudy Curran"
Chair of the Human Resources and Compensation Committee

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COMPENSATION PROGRAM DESIGN
Compensation Committee
The HRC Committee is composed exclusively of independent directors and is responsible for reviewing matters relating to human resource policies and compensation programs for Baytex. It has been delegated authority by the Board to review and establish program design, targets and total compensation for all of the officers and staff of Baytex in the context of the general and administrative expense budget which is approved by the Board. The HRC Committee meets at least three times per year.
The HRC Committee has established the following objectives for the compensation program:
•Attracting and retaining highly capable individuals.
•Compensation commensurate with performance.
•Aligning the interests of management and shareholders.
Compensation Risks
The upstream oil and gas business is very complex and highly competitive. It involves numerous known and unknown risks and uncertainties, many of which are beyond the control of management. In establishing the compensation program for Baytex, the HRC Committee's goal is to design a program that meets the objectives stated in the preceding section. The HRC Committee seeks to achieve this goal by:
•Aligning the compensation framework with our annual budget and operating plans and our long-term strategic plan so that corporate objectives are a key factor in assessing the performance of our executives and employees.
•Ensuring that a significant portion of short-term (annual cash bonuses) and long-term (share awards) incentive compensation is tied to corporate performance and, therefore, is at risk (not guaranteed) and variable year-over-year.
•Awarding a significant portion of long-term incentive compensation in the form of performance awards which, through the payout multiplier, provides a direct link to share price performance and the achievement of pre-determined goals set by the Board.
•Using a variety of measures to assess corporate performance, which are codified as targets in the scorecards for our short term and long term incentive compensation plans.
Named Executive Officers
For 2021, our named executive officers (NEOs) were:
•Edward D. LaFehr, President and Chief Executive Officer
•Rodney D. Gray, Executive Vice President and Chief Financial Officer
•Chad E. Lundberg, Chief Operating and Sustainability Officer
•Kendall D. Arthur, Vice President, Heavy Oil
•Brian G. Ector, Vice President, Capital Markets

How We Compensate Our Officers
Executive compensation at Baytex consists of four components: (1) base salary; (2) short-term incentive compensation (STIP); (3) long-term incentive compensation (LTIP); and (4) other benefits. Our compensation package includes both fixed and variable components in order to meet the objectives of our compensation philosophy.

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A significant portion of our NEO’s total compensation is contingent upon Baytex’s financial results, operating results and share price performance. The alignment of our pay programs with performance over short and long term periods is reviewed regularly. Through the plans described below, a significant portion of the compensation for all employees, including NEOs, is based on corporate performance, as well as industry-competitive pay practices.

Type	Component	Objective
Fixed - not at risk	Salary	Market competitive salary
Variable - at risk	Short Term Incentive Plan (STIP)	Annual cash reward based on annual corporate and individual performance
	Restricted Share Awards or Incentive Awards (LTIP) (1)	Alignment with shareholder interest
	Performance Share Awards (LTIP)	Alignment with shareholder interest and corporate performance
Other Compensation	Benefits	Market competitive benefits
Note:
(1)    Incentive Awards function the same way as Restricted Share Awards but are settled for cash on the issue date and not shares. They were added to the NEO compensation program for 2021.

The following charts show the variable - at risk components of compensation relative to the salary and other compensation components of the reported compensation for our President and CEO and our other NEOs for 2021.
Salary
Salary is an important component of the overall compensation package for officers as it is usually the largest portion of annual cash compensation. The HRC Committee benchmarks the salaries for our officers with reference to the median of salaries paid to similar officers in our peer group (see "Benchmarking" below for a description of our compensation peer group). The HRC Committee also takes into account the officer's experience, responsibility and performance in determining their salary.

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Short-Term Incentive Plan (STIP)
Short-term incentive compensation, paid in the form of an annual cash bonus, represents incentive or at risk compensation which serves to motivate and align performance with the Company's short-term objectives and stakeholder interests. To assess annual performance, we use a series of performance measures that are established at the beginning of each performance year in our STIP scorecard. The goal of the STIP scorecard is to incentivize management to meet or exceed the Company's objectives for the year.
The performance measures in the STIP scorecard are arrived at, in part, using the Company's budget for the year. The targets for our operational performance measures can go up or down each year depending on the type and volume of activity anticipated. In some instances, particularly with the Health, Safety and Environment components of our scorecard, we review our performance from prior years and set targets with a goal of promoting further improvement or achieving new objectives. In recent years we have added a GHG emissions intensity reduction target and an abandonment and reclamation target.
Performance measures in the STIP scorecard are scored on a range of 0% to 200%. As a result, if performance for all measures is either at or below the bottom end of the range, the overall performance score would be 0% and if performance for all measures is at or above the top end of the range, the overall performance score would be 200%. However, if the total shareholder return for Baytex's common shares during the year is negative, the overall performance score is capped at 100%, regardless of performance.
In addition, each officer has an annual bonus target, expressed as a percentage of base salary. Individual targets vary, with more senior positions having proportionately more pay at risk, reflecting the nature and impact of their contributions. For each officer, the annual bonus target is multiplied by the overall performance factor generated by the STIP scorecard. The following table sets out the target, minimum and maximum bonuses as a percentage of salary for our officers for 2021, based on their individual targets and the ability of the overall performance score to range between 0% and 200%.

Role	Minimum Bonus % of Salary	Target Bonus % of Salary	Maximum Bonus % of Salary
CEO	0%	100%	200%
EVP and C-Suite	0%	80%	160%
Vice President	0%	55%	110%

This overall performance score multiplied by the annual bonus target is the primary factor considered by the HRC Committee in formulating its recommendation to the Board for establishing the bonuses for our officers. However, along with this mechanical calculation, the HRC Committee considers other factors such as personal performance, internal equity and overall market conditions in awarding each NEOs annual bonus.
Long-Term Incentive Plan (LTIP)
Our LTIP consists of the restricted and performance share awards issued pursuant to our shareholder approved Share Award Incentive Plan and cash settled incentive awards issued pursuant to our Incentive Award Plan. A summary of these plans is provided in Schedule "B" - Summary of Share Based Compensation Plans. The principal purposes of these awards are to: (i) attract and retain the qualified staff that Baytex requires; (ii) promote a proprietary interest in Baytex; and (iii) focus management of Baytex on operating and financial performance and long-term total shareholder returns.

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Performance share awards entitle the holder to be issued the number of common shares designated in the performance award multiplied by a payout multiplier, with such common shares to be issued on dates determined by the HRC Committee. The issue dates are typically one third every twelve months following the grant date and the payout multiplier is dependent on the performance of Baytex relative to corporate performance measures for a particular period. The payout multiplier can be one of: 0.0, 0.5, 1.0, 1.5 or 2.0.
Each performance share award has three vesting periods equal to one-third of the total grant. On vesting in the first year following the grant, the number of shares issued is determined by multiplying the number of shares underlying the portion of performance award vesting by the payout multiplier for the most recently ended year. On vesting in the second year following the grant, the number of shares issued is determined by multiplying the number of shares underlying the portion of the performance award vesting by the average of the payout multipliers for the two most recently ended years. On vesting in the third year following the grant, the number of shares issued is determined by multiplying the number of shares underlying the portion of the performance award vesting by the average of the payout multipliers for the three most recently completed years. To see the calculation of the payout multipliers applied to the 2019, 2020 and 2021 performance share awards which vested in 2022 go to "Calculation of Payout Multipliers" on pages 46 and 47. Notwithstanding that the payout multiplier for any year can be a 2.0, the payout multiplier for performance awards granted in 2021 was capped at 1.5 by the HRC Committee given market conditions at the time of the grant.
Restricted share awards entitle the holder to be issued the number of common shares designated in the restricted award with such common shares to be issued on dates determined by the HRC Committee. The issue dates are typically one third every twelve months following the grant date. The number of common shares to be issued on the applicable issue date for a restricted award is adjusted to account for the payment of dividends (if any) from the grant date to the applicable issue date.
Incentive awards were added to our program in 2021 and were granted in place of restricted share awards. The incentive awards function in the same way as restricted share awards, but are settled for cash on the issue date and cannot be settled for shares.
All share awards and incentive awards are exposed to the performance of the Company's share price between the grant date and the issue date. However, performance share awards have a greater exposure to the Company's performance as a multiplier is applied on vesting that can result in the officer receiving no shares (multiplier of 0.0) in the worst case scenario or double the shares (multiplier of 2.0) in the best case scenario. The applicable multiplier is driven by the Company's performance against a series of performance measures established annually by the HRC Committee.
The proportion of performance awards received by an officer relative to restricted awards and incentive awards increases with responsibility. The following table sets out the percentage allocation for our officer group.

Role	Performance Share Awards % of grant	Incentive Awards / Restricted Share Awards % of grant
CEO	80%	20%
EVP and C-Suite	75%	25%
Vice President	65%	35%

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Our share based compensation plans include retirement criteria which provides that upon the satisfaction of certain retirement criteria, the holder of the award will be eligible to retain all or a portion of their unvested awards upon retirement. Awards retained in retirement are settled in accordance with and on the same schedule as they would have pre-retirement. These provisions align the retiring individuals' post-retirement financial interests with the on-going performance of the Company. Any retiring individual is to provide six months written notice and enter into an agreement with the Company that includes non-competition and non-solicitation covenants.
Other Benefits
The employment benefits provided to officers and employees are typical of those provided by participants in the Canadian oil and gas industry and include life, critical illness, and disability insurance and extended health and dental coverage. Officers also receive parking and certain perquisites.
Baytex has established a savings plan to assist its employees in meeting their savings goals. Under this plan, employees contribute a percentage of their gross salary to the plan each pay period. Baytex matches each employee's contributions to a maximum of ten percent of their salary. The combined contributions are allocated by the employee to a RRSP, a spousal RRSP, a tax-free savings account or a non-registered investment account.
Peer Group Benchmarking
For Baytex to attract and retain qualified and experienced officers and employees, its overall compensation levels must be competitive with other participants in the Canadian oil and gas industry. To understand compensation practices in the marketplace management prepares, at the direction of the HRC Committee, a comparative compensation analysis for our officers and employees on an annual basis.
The HRC Committee benchmarks both total compensation granted and each compensation component for the NEOs against the median compensation granted to similar officers in our compensation peer group. Granted compensation can vary from the median based on the officer's experience (including time in the role), responsibility and performance. Actual compensation earned then varies based on corporate and personal performance.
As part of the comparative compensation analysis, the HRC Committee is provided with (a) the results of an annual energy industry compensation survey conducted by Mercer Human Resources Consulting, an independent compensation consultant; and (b) a summary (based on publicly available information) of the compensation paid to the officers of an industry-specific peer group, our compensation peer group.
Our compensation peer group is designed to identify companies whose executives have accountability and skill sets nearest to our own. We use a larger group of companies as a comparator for relative total shareholder return comparison purposes, which is used as a performance measure in our LTIP Scorecard, as we acknowledge that, even if our operations aren't analogous, we compete for capital with a larger group of companies that are active in the oil and gas exploration industry.
Compensation Peer Group
Prior to the start of 2021, the HRC Committee reviewed a list of twenty-eight Canadian exploration and production companies that had the potential to be peers. These companies were then screened based on the following criteria: (i) enterprise value, (ii) market capitalization, (iii) 2020 production, (iv) estimated 2021 production, (v) the proportion of production that is natural gas, (vi) estimated 2021 capital spending, and (vii) number of employees. Having reviewed Baytex's relative ranking on each of these criteria the HRC Committee elected to maintain the same compensation peer group as was used in 2020. However, following this decision and prior to the start of 2021 TORC Oil & Gas Ltd. announced its intention to be acquired. As a result the HRC Committee elected to add Athabasca Oil Corp. in place of TORC Oil & Gas Ltd.

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2021 Compensation Peer Group
ARC Resources Ltd.	NuVista Energy Ltd.
Athabasca Oil Corp.	Paramount Resources Ltd.
Birchcliff Energy Ltd.	Peyto Exploration & Development Corp.
Crescent Point Energy Corp.	Seven Generations Energy Ltd.
Enerplus Corporation	Vermilion Energy Inc.
MEG Energy Corp.	Whitecap Resources Inc.

The HRC Committee completed the same process for the shareholder return peer group as was completed for the compensation peer group. In this case the HRC Committee removed Ovintiv Inc. as it no longer traded on the TSX, Seven Generations Energy Ltd. as it had been acquired during 2020 and TORC Oil & Gas Ltd. as it had announced an intention to be acquired. These companies were replaced by Athabasca Oil Corp., Surge Energy Inc. and Cardinal Energy Ltd.

2021 Shareholder Return Peer Group
Advantage Oil & Gas Ltd.	MEG Energy Corp.
ARC Resources Ltd.	NuVista Energy Ltd.
Baytex Energy Ltd.	Paramount Resources Ltd.
Athabasca Oil Corp.	Parex Resources Inc.
Birchcliff Energy Ltd.	Peyto Exploration & Development Corp.
Canadian Natural Resources	PrairieSky Royalty Ltd.
Cardinal Energy Ltd.	Surge Energy Inc.
Crescent Point Energy Corp.	Tamarack Valley Energy Ltd.
Enerplus Corporation	Tourmaline Oil Corp.
Freehold Royalties Ltd.	Vermilion Energy Inc.
Gran Tierra Energy Inc.	Whitecap Resources Inc.
Kelt Exploration Ltd.
Equity Ownership - Officers
It is important for our executives to be aligned with shareholders through common share ownership. As such, our share ownership guidelines stipulate that our Chief Executive Officer is required to acquire and hold common shares having a value of at least three times his annual base salary and all other officers of the Company are required to acquire and hold common shares having a value of at least one times their annual base salary. For our C-Suite officers, the ownership level is to be attained within a period of three years from the date of appointment and for our vice-presidents the ownership level is to be attained within a period of five years from the date of appointment. An officer meets these guidelines if either the market value or the adjusted cost base of their common shares exceeds their ownership guideline. Share awards do not count towards satisfaction of the ownership guideline.

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The following table sets out for each NEO, the number of common shares held and market value as at March 16, 2022, as well as the ownership value guideline.

Named Executive Officer	Principal Position	Common Shares (#)	Market Value ($)(1)	Ownership Value Guideline ($)	Guideline Met (Y)
Edward D. LaFehr	President and CEO	1,792,841	9,699,270	1,725,000	Y
Rodney D. Gray	Executive Vice President and CFO	914,024	4,944,870	350,000	Y
Chad E. Lundberg	Chief Operating & Sustainability Officer	464,781	2,514,465	275,000	Y
Kendall D. Arthur	Vice President, Heavy Oil	497,839	2,693,309	275,000	Y
Brian G. Ector	Vice President, Capital Markets	339,512	1,836,760	295,000	Y
Note:
(1)    Determined based on the number of common shares held as at March 16, 2022 multiplied by the closing price of the common shares on March 16, 2022 of $5.41 per share.

Compensation Consultants and Advisors
We participated in an annual energy industry compensation survey conducted by Mercer Human Resources Consulting (an independent compensation consultant). In addition, in 2020 the HRC Committee retained Hugessen Consulting Inc., an independent compensation consultant, to provide feedback on our compensation structure and executive compensation levels.

	2020 ($)	2021 ($)
Executive Compensation Related Fees - Hugessen Consulting Inc.	15,165	—
All other fees - Mercer Human Resources Consulting	9,766	14,883
Total	24,931	14,883
Clawback Policy
We have a clawback policy that applies to all of our executive officers. Under this policy, if there is an accounting restatement caused by misconduct, negligence or fraud, the Board can require that an executive officer reimburse the Company for all or part of the incentive compensation (cash or share based awards) earned by such executive officer. Additionally, if an executive officer is found to have engaged in intentional misconduct, fraud, theft or embezzlement, the Board may require the executive officer to reimburse all, or part, of the incentive compensation received by that officer in the previous twelve months, whether or not a restatement of the financial statements has occurred.
Anti-Hedging Policy
Our Disclosure, Trading and Confidentiality Policy prohibits directors, officers, employees and individual consultants or contractors from shorting our stock. The policy specifies a prohibition on purchasing financial instruments (e.g. prepaid variable forward contracts, equity swaps, collars or units of exchange funds) that are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by such individuals.

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2021 COMPENSATION DECISIONS AND PERFORMANCE ASSESSMENT
In establishing compensation levels, the HRC Committee first assesses performance at the corporate level and then assesses the individual performance of the President and Chief Executive Officer along with each of the other officers. The Chair of the Board assists the HRC Committee with the performance assessment of the President and Chief Executive Officer. The President and Chief Executive Officer assists the HRC Committee with the performance assessment of the other officers.
Base Salaries
The HRC Committee met in December 2020 to establish base salaries for 2021. Factors considered by the HRC Committee included corporate and individual performance, the current environment for the oil and gas industry, competitive factors in the local marketplace, compensation for similar roles in our Compensation Peer Group, each NEO's time in their role and importance to the organization. As a result of the review, the salaries of our NEOs were held flat for 2021 with the exception of Mr. Lundberg.

	Salaries
NEO	2020 ($) (1)	2021 ($)
Edward D. LaFehr	575,000	575,000
Rodney D. Gray	350,000	350,000
Chad E. Lundberg	260,000	275,000
Kendall D. Arthur	275,000	275,000
Brian G. Ector	295,000	295,000
Note:
(1)    Does not reflect the 10% reduction implemented from April 1 to year-end due to market conditions arising from Covid-19.

Short-Term Incentive Plan (STIP)
The HRC Committee set the short-term incentive plan scorecard at the outset of 2021 and assessed the Company's 2021 performance relative to that scorecard following the end of the year. For 2021 the HRC Committee authorized the payment of a portion of the annual bonuses on December 31 based on an initial estimate of the result, the remainder of the bonus is to be paid on March 31, 2022.
2021 STIP Scorecard Assessment
The Company performed extremely well with respect to the majority of the scorecard measures. However, the HRC Committee did apply a discretionary downward adjustment of 5.00 points. This was done as one of the Company's contractors experienced a fatality while working on a Baytex project and it was determined by the Committee that this should be reflected in the scorecard. The final result was an overall score of 160. An assessment of each measure in the 2021 STIP scorecard is set out below.
Health, Safety and Environment
•We performed well on our safety measures in 2021, scoring just below the high-end target for total recordable incident frequency at 1.92 and above the high-end target for severe potential injury frequency scoring a 2.00. As noted above, the Committee took into consideration the contractor fatality which occurred during the year and deducted 5.00 from the final score.
•With respect to spills to the environment, we scored slightly below our mid-point target earning a 0.99.
•Regarding our sustainability targets, we scored a 2.00 for GHG emissions intensity as we exceeded our high-end target and we completed 341 abandonment and reclamation activities, above our mid-point target but below the high-end target, scoring 1.16.

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Operational
•Due to strong operational results from all assets and contributions from our new Clearwater discovery, production of 80,156 boe/d was above the high-end scorecard target and scored 2.0.
•Our strong production results were offset by higher than targeted exploration and development expenditures, largely as a result of increased activity at our new Clearwater discovery. Exploration and development expenditures totaled $313 million, above our low-end scorecard target and scored 0.0.
•We were successful in managing our per boe controllable cash costs this year. Our operating costs were slightly higher than our mid-point target scoring 0.95 and our general and administrative expenses were below our low end target scoring 2.0.
•With improved pricing and efficient capital spending we exceeded our high-end target for PDP recycle ratio and scored a 2.0.
Financial
•With increased pricing and strong operational performance we generated $421 million of free cash flow(1) on the year, far in excess of our high-end target, scoring a 2.0.
•Similarly, both adjusted funds flow per share(2) and adjusted return on capital(3) were far in excess of the high-end targets, both scoring a 2.0.
Business Improvement
•The HRC Committee assessed the Company's performance with respect to "Business Improvement" and awarded a score of 1.85. The HRC Committee set out several specific objectives under the headings below and the specific achievements recognized under those headings were:
◦Portfolio and Operational Optimization and Technical Development
▪Advanced appraisal and development plans for the Company's assets, most significantly in the Peavine Clearwater play.
▪Added a substantial number of drilling locations through tuck-in acquisitions and appraisal activities.
▪Adopted a risk based operating philosophy in the Viking assets.
◦Environmental Approach and Initiatives to Align with Stakeholder Interests
▪Developed new long term GHG emissions intensity reduction and abandonment and reclamation activity targets, which were published in the Company's ESG report.
▪Developed system to track fresh water usage.
▪Advanced recycling of Kerrobert thermal waste water - after Q2, 50% of Viking completions used this water.
▪Progressed stakeholder engagement and community relations, this included an economic development agreement with the Peavine Métis Settlement.
◦Retention, Development and Culture Initiatives
▪Increased focus on measurable leading HSE indicators including hazard IDs, formal inspections, management site visits and ERP drills.
(1)Non-GAAP financial measure that is not a standardized financial measure under IFRS and may not be comparable to similar measures disclosed by other issuers. See "Specified Financial Measures" in the 2021 Annual MD&A for information on this measure, which information is incorporated by reference into this document.
(2)Capital management measure. See "Specified Financial Measures" section in Schedule "C" of this document for further information.
(3)Specified financial measure that does not have any standardized meaning prescribed by IFRS and may not be comparable with the calculation of similar measures presented by other entities. See the "Specified Financial Measures" section in Schedule "C" of this document for further information.

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▪Increased connectivity with the implementation of collaborative software and upgraded field connectivity along with enhanced leadership visibility and pandemic compliant staff events.
▪Completed a staff survey to gather diversity data beyond gender.Total Shareholder Return
•Our total shareholder return on the year was positive (+466.7%), as a result the maximum score was not capped at 1.0.

Individual Adjustment
In addition to the assessment made under the STIP scorecard and after the application of each NEOs specific STIP target, the HRC Committee elected to award annual bonuses above target for Mr. LaFehr, Mr. Gray, Mr. Lundberg and Mr. Arthur. Mr. Ector's annual bonus was awarded in-line with his target bonus and the STIP scorecard.
The HRC Committee specifically took into consideration:
•the work done to manage the Company through the operational and financial challenges of Covid-19;
•the outstanding performance in 2021; and
•specifically with respect to Mr. LaFehr and Mr. Arthur, the work done to identify, capture and successfully commence production from the Corporation's new Clearwater asset and the substantial value created as a result of successfully capturing the opportunity.

	2020 Bonus		2021 Bonus
NEO	Awarded Bonus ($)	% of Salary	Awarded Bonus ($)	% of Salary
Edward D. LaFehr	510,000	96%	1,150,000	200%
Rodney D. Gray	260,000	80%	492,800	141%
Chad E. Lundberg	140,000	58%	278,301	101%
Kendall D. Arthur	140,000	55%	435,600	158%
Brian G. Ector	140,000	51%	259,600	88%

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2021 STIP Scorecard
Performance Measures	Weighting	Target	Result	Score	Performance Factor
Health, Safety and Environment (10%)
Total Recordable Incident frequency (1)	2.0%	0.75	0.52	1.92	4
Severe Potential Injury Frequency (2)	2.0%	0.80	0.26	2.00	4
Spills to the environment (bbls)	2.0%	1,500	1,506	0.99	2
GHG Emissions Intensity (tC02e/boe)	2.0%	0.060	0.054	2.00	4
ARO Activity Count	2.0%	325	341	1.16	2
Corporate (40%) (3)
Production (boe/d)	10%	76,500	80,156	2.0	20
E&D Expenditures ($MM)	10%	270	313	0.0	0
Controllable cash costs (10%)
Operating Costs ($/boe) (4)	7.5%	11.70	11.72	0.95	7
G&A ($/boe) (4)	2.5%	1.56	1.39	2.0	5
PDP recycle ratio (excluding acquisitions) (5)	10%	1.25	3.68	2.0	20
Financial (30%)
Free cash flow ($MM) (6)	10%	100	421	2.0	20
Adjusted funds flow per share ($) (7)	10%	0.65	1.32	2.0	20
Adjusted return on capital (8)	10%	5%	80%	2.0	20
Business Improvement	20%	1	1.85	1.85	37
Initial Score (9)					165
Discretionary adjustment due to contractor fatality					-5
Overall Performance Score					160
Notes:
(1)Total Recordable Injury Frequency represents the number of recordable injuries per 200,000 hours worked.
(2)Severe Potential Injury Frequency represents the number of severe potential injury events per 200,000 hours worked.
(3)See "Schedule C - Advisory Statements".
(4)Information related to this supplementary financial measure is available in the 2021 Annual MD&A under the heading “Specified Financial Measures” and is incorporated by reference into this information circular.
(5)PDP recycle ratio is calculated as Operating Netback divided by F&D costs for our proved developed producing reserves. Operating Netback is a Specified Financial Measure, see Schedule "C" of this document for further information.
(6)Non-GAAP financial measure that is not a standardized financial measure under IFRS and may not be comparable to similar measures disclosed by other issuers. See "Specified Financial Measures" in the 2021 Annual MD&A for information on this measure, which information is incorporated by reference into this document.
(7)Capital management measure. See "Specified Financial Measures" section in Schedule "C" of this document for further information.
(8)Specified financial measure that does not have any standardized meaning prescribed by IFRS and may not be comparable with the calculation of similar measures presented by other entities. See the "Specified Financial Measures" section in Schedule "C" of this document for further information.
(9)May not add due to rounding.

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Long-Term Incentive Plan (LTIP)
Our long-term incentive plan is designed to pay for performance, attract and retain qualified employees and promote alignment with shareholders. In prior years the HRC Committee approved share award grants in December which are then made in January. Last year the HRC Committee met in December of 2020 and deferred its approval for the granting of share based compensation until February 2021. The grants were then made in March of 2021. When making the grants the HRC Committee made two changes: (i) grants of restricted share awards were replaced by grants of incentive awards (that are only settled in cash), and (ii) the maximum payout multiplier for performance awards granted in 2021 was capped at 1.5 (reduced from 2). In both cases this was done to reduce the number of shares committed to our long-term incentive plan.
In determining the value of the grants of share based compensation to the NEOs, the HRC Committee considered the same factors as were considered when reviewing NEO salaries: corporate and individual performance, the current environment for the oil and gas industry, competitive factors in the local marketplace, compensation for similar roles in our Compensation Peer Group, each NEO's time in their role and importance to the organization. As a result of the review, the value of the share award grants for each of our NEOs were held flat for 2021 with the exception of Mr. LaFehr, who received an increased grant.

	Value of Share Based Compensation Grant
NEO	2020 ($)	2021 ($)
Edward D. LaFehr	1,700,000	2,000,000
Rodney D. Gray	1,100,000	1,100,000
Chad E. Lundberg	550,000	550,000
Kendall D. Arthur	550,000	550,000
Brian G. Ector	450,000	450,000
The following table details the restricted and performance awards granted to each of the NEOs during 2021.

Current Officers	Incentive Awards (#)	Performance Awards (#)	Performance Awards as % of Total Award (%)
Edward D. LaFehr	310,078	1,240,310	80
Rodney D. Gray	213,178	639,535	75
Chad E. Lundberg	149,225	277,132	65
Kendall D. Arthur	149,225	277,132	65
Brian G. Ector	122,093	226,744	65
2021 LTIP Scorecard
Our 2021 LTIP scorecard has four measures:
•3 year relative total shareholder return. The Company's score depends on its total shareholder return (share price change plus dividends) relative to the other companies in the 2021 Shareholder Return Peer Group. If performance is fourth quartile, this measure is scored a 0, if the Company's performance is third or second quartile the score will range from 0 to 2 on a straight-line basis with the score determined based on the Corporation’s rank as compared to other peers and if the Company's performance is first quartile, this measure is scored a 2.
•1 year relative total shareholder return. This is scored the same way as 3 year relative total shareholder return.

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•3 year proved plus probable reserves recycle ratio. Similar to the STIP scorecard, the HRC Committee sets a low, mid and high point target. A score at or below the low-end target is scored a 0, a score between the low-end target and the mid-point target is scored on a straight-line basis with the mid-point target being a 1, scores between the mid-point target and the high-end target are also scored on a straight line basis, and a score at or above the high-end target is scored a 2.
•The HRC Committee's assessment of the Company's development and execution of its strategic plan which is assessed against specific written objectives, and is agreed to annually by the HRC Committee and management.
This scorecard does include two trailing measures: (i) three year relative total shareholder return; and (ii) three year proved plus probable recycle ratio. As our performance share awards vest equally each year over a period of three years, the calculation of the payout multiplier for the first two vestings will include performance from years which occurred prior to the grant date. We have reviewed potential changes to the performance measures and the vesting schedule in the past, but decided to retain the current system. This was done for two main reasons:
•If we adopted a fully forward looking plan, the recipients of the performance share awards would be 're-starting' their performance periods.
•Our CEO and the majority of our officer team have been with Baytex for three or more years.
2021 LTIP Scorecard Assessment
The HRC Committee established the performance measures listed in the table below (and the weighting of each measure) for purposes of calculating the 2021 payout multiplier. Baytex's performance against the the 2021 LTIP scorecard was as follows.
Relative Shareholder Return (1-year)
•Our share price performance of +466.7% was first quartile relative to our 2021 Shareholder Return Peer Group (3rd out of 24), resulting in a score of 2.0 on this measure.
Relative Shareholder Return (3-year)
•Our share price performance of +62.2% ranked 11 out of 24 (second quartile) relative to our 2021 Shareholder Return Peer Group, resulting in a score of 1.25 on this measure.
Proved plus Probable (2P) Recycle Ratio (3-year)
•A 3-year 2P recycle ratio of 1.48 was in between target and our high-end target resulting in a score of 1.46.
Development and Execution of Strategic Plan
•The HRC Committee assessed the Company's performance with respect to this measure and awarded a score of 1.5. Specific achievements noted were:
◦Significant free cash flow(1) generation of $421 million and the repurchase and redemption of US$200 million of bonds due 2024.
◦Significant positive advancement of our Clearwater discovery.
◦Inclusion of the shares in the S&P / TSX Composite Index and the MSCI Canada Small cap index and a substantial increase in the percentage of our shares held by institutional shareholders.
◦Completion of 3 transactions which added to our growing Clearwater play, increased our inventory of conventional heavy oil locations and consolidated certain legacy land positions in our conventional and Duvernay areas.
(1)    Non-GAAP financial measure that is not a standardized financial measure under IFRS and may not be comparable to similar measures disclosed by other issuers. See "Specified Financial Measures" in the 2021 Annual MD&A for information on this measure, which information is incorporated by reference into this document.

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2021 LTIP Scorecard
Performance Measures (1)	Results / Quartile Ranking	Score	Weighting	Result
1-year Total Shareholder Return (2)	Baytex's 1-year TSR of +466.7% was in the first quartile (3rd out of 24) in our shareholder return peer group.	2.00	30%	0.60
3-year Total Shareholder Return (2)	Baytex's 3-year TSR of +62.2% was in the second quartile (11th our of 24) in our shareholder return peer group.	1.25	30%	0.38
3-year 2P recycle ratio (3)(4)	Baytex's 3-year 2P recycle ratio of 1.48 was above the target 1.25 but below the top end target of 1.75.	1.46	20%	0.29
Development and execution of strategic plan	The HRC Committee evaluated management's performance.	1.50	20%	0.30
Overall Score				1.57
2021 Payout Multiplier (5)				1.5x
Notes:
(1)    Performance measured January 1 to December 31.
(2)    Total Shareholder Return determined relative to the 2021 Shareholder Return Peer Group.
(3)    Three-year 2P recycle ratio is calculated as Operating Netback divided by F&D costs for our proved plus probable reserves over a three year period. Operating Netback is a Specified Financial Measure, see Schedule "C" of this document for further information.
(4)    See "Schedule C - Advisory Statements".
(5)    The overall score is rounded to the nearest multiplier of: 0.0, 0.5, 1.0, 1.5 or 2.0.

Calculation of Payout Multipliers
As a result of the determination of the 2021 Payout Multipliers, with respect to the 2019, 2020 and 2021 performance share awards, the known payout multipliers for vested performance awards and ranges of potential payout multipliers for unvested performance awards are set out below.

2021 Performance Share Awards	2022 Vesting	2023 Vesting	2024 Vesting
2021 Payout Multiplier	1.5	1.5	1.5
2022 Payout Multiplier	n/a	TBD	TBD
2023 Payout Multiplier	n/a	n/a	TBD
Applied Payout Multiplier (1)	1.5	TBD (min 0.75x - max 1.5x)	TBD (min 0.5x - max 1.5x)
Note:
(1)    The maximum applied payout multiplier for 2021 performance share awards issued was capped at 1.5x due to the share price at the time of grant.

2020 Performance Share Awards	2021 Vesting	2022 Vesting	2023 Vesting
2020 Payout Multiplier	0.5	0.5	0.5
2021 Payout Multiplier	n/a	1.5	1.5
2022 Payout Multiplier	n/a	n/a	TBD
Applied Payout Multiplier	0.5	1.0	TBD (min 0.33x - max 1.33x)

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2019 Performance Share Awards	2020 Vesting	2021 Vesting	2022 Vesting
2019 Payout Multiplier	0.5	0.5	0.5
2020 Payout Multiplier	n/a	0.5	0.5
2021 Payout Multiplier	n/a	n/a	1.5
Applied Payout Multiplier	0.5	0.5	0.83
Cost of Management Ratios
The cost of management ratios below provide another reference point with which to assess compensation paid to our NEOs. The table below shows the reported compensation awarded to our NEOs as a percentage of cash flow from operations for each year and on a per boe basis. As with overall general and administrative costs, the cost of management increased on a per boe basis relative to prior years due to increases in variable compensation. However, NEO compensation as a percentage of cash flow from operations decreased substantially from 2020 levels.

	2019	2020	2021
Total NEO compensation ($)	7,558,250	7,325,713	9,213,301
Cash flow from operations	834,939,000	353,096,000	712,384,000
Annual Production (boe/d)	97,680	79,781	80,839
Cost of management ratio (% of cash flow)	0.91%	2.07%	1.29%
Cost of management ratio ($ per boe) (1)	$0.22	$0.25	$0.31
Note:
(1)    Cost of management ratio is calculated as total NEO compensation as reported in the summary compensation table of this information circular divided by barrels of oil equivalent production volume for the applicable period.

General and Administrative Expenses
As an additional check on the reasonableness of overall compensation at Baytex, the HRC Committee reviews our general and administrative costs per unit of production. General and administrative costs per unit of production returned to more normalized levels in 2021 relative to 2019 and 2020 due to increases in variable compensation earned and staffing levels sufficient to support a higher level of operational activity. In 2020 we also benefited from the Canadian Emergency Wage Subsidy Program. For reference, general and administrative expense per unit of production was $1.85 in 2017 and $1.56 in 2018.

	2019	2020	2021
General and Administrative expense - full year ($ per boe) (1)	1.28	1.17	1.44
Note:
(1)    General and administrative expense per boe is calculated as general and administrative expense divided by barrels of oil equivalent production volume for the applicable period.

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Performance Graph
The following graph presents the five-year cumulative total return from an investment of $100 in each of Baytex, the S&P/TSX Oil & Gas Exploration & Production Index, the S&P/TSX Composite Index and the S&P 500 Index on December 31, 2016, assuming reinvestment of dividends.

	Baytex ($)	S&P/TSX Oil & Gas E&P Index ($)	S&P/TSX Composite Index ($)	S&P 500 Index ($)
December 31, 2016	100	100	100	100
December 31, 2017	57	86	109	113
December 31, 2018	37	57	99	118
December 31, 2019	29	63	122	148
December 31, 2020	11	47	129	172
December 31, 2021	60	90	161	219

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EXECUTIVE COMPENSATION TABLES
The following table sets forth information concerning the compensation paid to all of our Named Executive Officers for the three most recently completed financial years.

Summary Compensation Table ($)
Name and Principal Position	Year	Salary	Share-based Awards (1)	Non-equity Annual Incentive Plan (2)	All Other Compensation (3)	Total Compensation
Edward D. LaFehr President and Chief Executive Officer	2021	575,000	2,000,000	1,150,000	57,500	3,782,500
	2020	531,875	1,700,000	510,000	53,187	2,795,062
	2019	575,000	1,700,000	431,250	57,500	2,763,750
Rodney D. Gray Executive Vice President and Chief Financial Officer	2021	350,000	1,100,000	492,800	35,000	1,977,800
	2020	323,750	1,100,000	260,000	32,375	1,716,125
	2019	350,000	1,100,000	210,000	35,000	1,695,000
Chad E. Lundberg Chief Operating & Sustainability Officer	2021	275,000	550,000	278,301	27,500	1,130,801
	2020	240,500	550,000	140,000	24,050	954,550
	2019	260,000	450,000	120,000	266,000	1,096,000
Kendall D. Arthur Vice President, Heavy Oil	2021	275,000	550,000	435,600	27,500	1,288,100
	2020	254,375	550,000	140,000	25,438	969,813
	2019	275,000	550,000	120,000	27,500	972,500
Brian G. Ector Vice President, Capital Markets	2021	295,000	450,000	259,600	29,500	1,034,100
	2020	272,875	450,000	140,000	27,288	890,163
	2019	295,000	450,000	110,000	29,500	884,500
Notes:
(1)    This column shows the total compensation value that was awarded as incentive awards, restricted share awards and performance share awards. The actual value realized pursuant to such awards may be greater or less than the indicated value. See "Schedule B - Summary of Share Based Compensation Plans" for a description of the features of these awards.
    The actual number of incentive awards, restricted share awards and performance share awards granted to the NEOs was, in each case, determined by dividing the intended dollar amount of the grant by the volume weighted average trading price of the common shares on the TSX for the five trading days preceding the grant date. The grant date fair value was $1.29 on March 5, 2021, $1.50 on January 28, 2020 and $2.65 on January 18, 2019. The grant date fair value presented for these awards is consistent with the fair value used for accounting purposes.
(2)    Represents the annual cash bonus earned for the year that was paid, in part, December 31 with the remainder paid or to be paid on March 31 of the following year.
(3)    The amounts shown in the table above represent Baytex's matching contributions to the employee savings plan. The value of perquisites received by each of the Named Executive Officers, including property or other personal benefits provided to the Named Executive Officers that are not generally available to all employees, were not in the aggregate greater than $50,000 or 10% of the Named Executive Officer's total salary for the financial year. Mr. Lundberg received a retention bonus in connection with the Raging River merger in 2018, 50% of this bonus was paid in March 2019.

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Outstanding Share-based Awards
The following table sets forth for each Named Executive Officer all share-based awards outstanding as at December 31, 2021. We do not grant option-based awards.

Current Officers	Number of shares-based awards that have not vested (#)		Market or payout value of share-based awards that have not vested (1) ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
Edward D. LaFehr	326,369 2,015,824 310,078	RA PA IA	9,852,342	n/a
Rodney D. Gray	156,814 1,109,976 213,179	RA PA IA	5,786,679	n/a
Chad E. Lundberg	105,367 472,813 149,225	RA PA IA	2,844,154	n/a
Kendall D. Arthur	109,768 480,986 149,225	RA PA IA	2,893,316	n/a
Brian G. Ector	89,811 393,533 122,094	RA PA IA	2,367,261	n/a
Note:
(1)    Calculated by multiplying the number of restricted awards (RA), performance awards (PA) and incentive awards (IA) by the closing price of the common shares on the TSX on December 31, 2021 ($3.91). For outstanding performance awards the calculation takes into account payout multipliers already determined (0.5 in 2019, 0.5 in 2020 and 1.5 in 2021) and assumes future payout multipliers of 1.0.
Incentive Plan Awards – Value Vested or Earned during the Year
The following table sets forth for each Named Executive Officer the value of share-based awards that vested during the year ended December 31, 2021 and the value of non-equity incentive plan compensation earned during the year ended December 31, 2021.

Current Officers	Share-based Awards (1) ($)	Non-equity Annual Incentive Plan (2) ($)
Edward D. LaFehr	540,770	1,150,000
Rodney D. Gray	362,062	492,800
Chad E. Lundberg	178,972	278,301
Kendall D. Arthur	190,541	435,600
Brian G. Ector	160,708	259,600
Notes:
(1)    Calculated by multiplying the number of common shares received upon the conversion of the restricted awards and the performance awards by the weighted average trading price of the common shares on the TSX for the five trading days preceding the vesting date. For performance awards that vested in 2021 the payout multiplier for performance share awards granted in 2018 was 1.00, for performance share awards granted in 2019 it was 0.5x and for performance share awards granted in 2020 it was 0.5x.
(2)    Represents the annual cash bonus earned for 2021 that was paid, in part, December 31, 2021 with the remainder to be paid on March 31, 2022.

The values in this table for share-based awards differ from the values shown in the Summary Compensation Table above as this table shows the value of the share awards that vested during the year, whereas the values reported in the Summary Compensation Table represent an estimate of the fair value of awards granted during the year.

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Pension Plan Benefits
We do not have any pension plans for our employees.
Employment Contracts
Baytex does not have employment agreements with its NEOs. However, Baytex does have change of control agreements. The change of control agreements only apply if the double trigger change of control requirements set out in the agreement are satisfied. In all other circumstances, the Named Executive Officers' entitlements would be based on the common law, statute and the rights granted to such individuals under the Share Award Incentive Plan.
In order for the change of control agreements to be triggered, there has to be: (i) a change of control of Baytex, and (ii) within six months of the change of control, the NEO must subsequently be terminated, demoted to a level of responsibility and compensation below that immediately prior to the change of control or relocated to a location other than Calgary, Alberta, without their consent.
The following table sets forth the estimated incremental payments that would be made to each of the NEOs following a change of control and termination of employment.

Current Officers	Severance Period (months)	Salary (1) ($)	Bonus (2) ($)	Benefits and Perquisites (3) ($)	Share Award Value (4) ($)	Total Incremental Payment ($)
Edward D. LaFehr	24	1,150,000	1,660,000	172,500	9,852,342	12,834,842
Rodney D. Gray	24	700,000	564,600	105,000	5,786,679	7,156,279
Chad E. Lundberg	18	412,500	313,726	61,875	2,844,154	3,632,255
Kendall D. Arthur	18	412,500	431,700	61,875	2,893,316	3,799,391
Brian G. Ector	18	442,500	299,700	66,375	2,367,261	3,175,836
Notes:
(1)    Determined based on the NEO's monthly salary (without applying the 10% deduction) as at December 31, 2021.
(2)    Determined based on the average of the annual cash bonus awarded to the NEO for the two calendar years prior to the change in control, 2020 and 2021 in this chart.
(3)    Equal to 15% of the amount owed in respect of salary in lieu of benefits.
(4)    The amounts shown in the table are calculated by multiplying the number of restricted awards, performance awards and incentive awards held by the NEO on December 31, 2021 by the closing price of the common shares on the TSX on December 31, 2021 ($3.91). For outstanding performance awards the calculation takes into account payout multipliers already determined (0.5 in 2019, 0.5 in 2020 and 1.5 in 2021) and assumes future payout multipliers of 1.0.
Directors and Officers - Insurance and Indemnity Agreements
We maintain directors' and officers' liability insurance coverage for losses to Baytex if it is required to reimburse directors and officers, where permitted, and for direct indemnity of directors and officers where corporate reimbursement is not permitted by law. This insurance protects us against liability (including costs), subject to standard policy exclusions, which may be incurred by directors and/or officers acting in such capacity for Baytex. All of our directors and officers are covered by the policy and the amount of insurance applies collectively to all. The annual cost for this insurance in 2021 was $1,074,210.
In addition, we have entered into industry standard indemnity agreements with each of our directors and officers pursuant to which we have agreed to indemnify such directors and officers from liability arising in connection with the performance of their duties. Such indemnity agreements conform to the provisions of the Business Corporations Act (Alberta).

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Securities Authorized for Issuance under Equity Compensation Plans
Our only active compensation plan under which share awards are being granted that would allow additional equity securities of Baytex to be issued is the Share Award Incentive Plan. This plan reserves for issuance a maximum of 3.8% of the issued and outstanding common shares at any given time. The Share Award Incentive Plan is described in the Executive Compensation section of this Information Circular. Also see "Schedule B – Baytex Share Award Incentive Plan".
The following table outlines all compensation plans under which equity securities of Baytex are authorized for issuance as of December 31, 2021.

	Number of Common Shares to be Issued Upon Exercise of Options or Settlement of Share Awards (#)	Weighted average exercise price of outstanding options, warrants and rights	Number of Common Shares remaining available for future issuance under the equity compensation plans (#)
Equity compensation plans approved by shareholders: LTIP - Share Award Incentive Plan (1)	8,932,637	n/a	12,507,459
Equity compensation plans not approved by shareholders	n/a	n/a	n/a
Total	8,932,637		12,507,459
Notes:
(1)    The number of common shares issuable pursuant to the Share Award Incentive Plan does not include dividend equivalents (if any) on the underlying awards. For outstanding performance awards the common shares issuable takes into account payout multipliers already determined and assumes future payout multipliers of 1.0.

Additional Information
The following table shows the number of common shares issuable to all directors, officers, employees and other service providers of Baytex and its subsidiaries pursuant to the Share Award Incentive Plan as at December 31, 2021.

Common Shares issuable as at December 31, 2021
LTIP - Share Award Incentive Plan (1)	#	% (2)
Restricted Awards	2,092,889	0.37
Performance Awards	6,839,748	1.21
Total	8,932,637	1.58
Notes:
(1)    The number of common shares issuable pursuant to the Share Award Incentive Plan does not include the dividend equivalents (if any) on the underlying awards. For outstanding performance awards the shares issuable takes into account payout multipliers already determined (0.5 in 2019, 0.5 in 2020 and 1.5 in 2021) and assumes future payout multipliers of 1.0. If future payout multipliers for the performance awards are 2.0, the total number of common shares issuable would increase to 11,135,862 which represents 1.97% of the issued and outstanding common shares as at December 31, 2021.
(2)    Based on the number of common shares issuable as a percentage of the issued and outstanding common shares as at December 31, 2021, being 564,213,044.

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The following table summarizes the burn rate associated with the Share Award Incentive Plan over the last three years.

Period	Share Awards Granted (#)		Weighted Average Common Shares Outstanding (#)	Burn Rate (1)
	Restricted	Performance
2019	3,184,266	3,244,811	557,048,365	1.15%
2020	4,121,568	4,087,928	560,657,046	1.46%
2021	—	4,053,561	563,673,658	0.72%
Three year average	2,435,278	3,795,433	560,459,690	1.11%
Note:
(1)    The Burn Rate for a given period is calculated by dividing the number of share awards granted during such period by the weighted average number of common shares outstanding during such period.

OTHER INFORMATION
Interest of Certain Persons or Companies in Matters to be Acted Upon
Our management is not aware of any material interest of any director or executive officer or anyone who has held office as such since the beginning of our last financial year or of any associate or affiliate of any of the foregoing in any matter to be acted on at the meeting, except as disclosed herein.
Other matters
Our management knows of no amendment, variation or other matter to come before the meeting other than the matters referred to in the notice of meeting. However, if any other matter properly comes before the meeting, the accompanying proxy will be voted on such matter in accordance with the best judgment of the person voting the proxy.
Interest of Informed Persons in Material Transactions
There were no material interests, direct or indirect, of our insiders, proposed nominees for election as directors, or any associate or affiliate of such insiders or nominees since the beginning of our last financial year, or in any proposed transaction, which has affected or would materially affect us.
Additional Information
Our financial information is provided in our audited consolidated financial statements for the year ended December 31, 2021 and the related management's discussion and analysis of operating and financial results, which are contained in our 2021 annual report. Our annual information form also contains disclosure relating to our Audit Committee and the fees paid to our external auditors in 2021. Copies of our annual report, annual information form, subsequent interim financial statements and this information circular may be obtained on request without charge from the Corporate Secretary of Baytex Energy Corp. at Suite 2800, Centennial Place, East Tower, 520 – 3rd Avenue S.W., Calgary, Alberta, T2P 0R3, telephone (587) 952-3000. These documents and other information relating to us are accessible on the SEDAR website at www.sedar.com.

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SCHEDULE A
BOARD OF DIRECTORS
MANDATE AND TERMS OF REFERENCE

ROLE AND OBJECTIVE
The Board of Directors (the "Board") of Baytex Energy Corp. (the "Corporation") is responsible for the stewardship of the Corporation and any other subsidiary entities of the Corporation. In this Mandate and Terms of Reference, the Corporation and its subsidiary entities are collectively referred to as "Baytex". In discharging its responsibility, the Board will exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances and will act honestly and in good faith with a view to the best interests of Baytex.
The objectives of the Board are to:
•in consultation with the President and Chief Executive Officer of the Corporation (the "CEO"), define the principal objectives of Baytex;
•supervise the management of the business and affairs of Baytex with the goal of achieving the principal objectives of Baytex;
•discharge the duties imposed on the Board by applicable laws; and
•for the purpose of carrying out the foregoing responsibilities, take all such actions as the Board deems necessary or appropriate.
MEMBERSHIP
1.    The Board shall be comprised of not less than three members, a majority of whom are "independent" directors (within the meaning of National Instrument 58-101 "Disclosure of Corporate Governance Practices").
2.    The shareholders of the Corporation are entitled to nominate for election all of the members of the Board, to hold office until the close of the next annual meeting, by a vote at a meeting of shareholders. In accordance with the articles and by-laws of the Corporation, the members of the Board then in office have the authority to appoint additional directors and fill vacancies on the Board.
3.    The members of the Board should have or obtain sufficient knowledge of Baytex and the oil and gas business to assist in providing advice and counsel on relevant issues.
4.    Board members should offer their resignation from the Board to the Chair of the Board (the "Chair") following a change in personal circumstances which would reasonably interfere with their ability to serve as a Board member or reflect poorly on Baytex (for example, finding by a Court of fraud or conviction under the Criminal Code or securities legislation).
RESPONSIBILITIES
Without limiting the generality of the foregoing, the Board will perform the following duties:
Strategic Direction and Capital and Financial Plans
1.    Require the CEO to present annually to the Board a strategic plan and annual operating and capital plans for Baytex's business, which plans must:
(a)    be designed to achieve Baytex's principal objectives;

(b)    identify the principal strategic and operational opportunities and risks of Baytex's business; and
(c)    be approved by the Board as a precondition to the implementation of such plans.
2.    Review Baytex's progress towards the achievement of the goals established in the strategic, operating and capital plans and, if necessary, revise and alter such plans in light of changing circumstances.
3.    Approve acquisitions and dispositions in excess of expenditure limits established by the Board.
4.    Monitor the appropriateness of Baytex's capital structure, including:
(a)    approving the borrowing of funds and the establishment of credit facilities; and
(b)    approving issuances of additional shares or other securities of the Corporation, including securities convertible into shares, to the public and any offering documents, such as prospectuses.
5.    Approve the cash dividends to be paid on the shares of the Corporation.
6.    Approve all matters relating to a take-over bid for the securities of the Corporation.
Finances and Controls
1.    Identify the principal risks of Baytex's business, take all reasonable steps to ensure the implementation of the appropriate systems to manage these risks and periodically evaluate the appropriateness of such systems.
2.    Ensure systems are in place for the implementation and maintenance of the integrity of Baytex's internal control and information systems, including maintenance of all required records and documentation.
3.    In consultation with the CEO, establish the limits of management's authority and responsibility in conducting Baytex's business.
4.    In consultation with the CEO, establish a disclosure policy for Baytex with the objective of ensuring that all financial information made public by the Corporation (including its annual and interim financial statements) is accurate and complete and fairly presents its financial position and performance.
5.    Ensure that the financial performance of the Corporation is properly reported to shareholders, other security holders and regulators on a timely and regular basis.
6.    Ensure that information relating to the Corporation's oil and natural gas activities is prepared and disclosed in accordance with applicable securities laws.
7.    In consultation with the CEO, establish the ethical standards to be observed by all officers and employees of Baytex and use reasonable efforts to ensure that a process is in place to monitor compliance with those standards.
8.    Require that the CEO institute and monitor processes and systems designed to ensure compliance with applicable laws by Baytex and its officers and employees.
9.    Approve any material contracts to be entered into by Baytex.
10.    Recommend to the shareholders of the Corporation a firm of chartered accountants to be appointed as its auditors.

Human Resources
1.    Monitor overall human resources policies and procedures, including compensation and succession planning.
2.    Develop a position description for the CEO.
3.    Appoint the CEO and determine the terms of the CEO's employment with Baytex.
4.    Evaluate the performance of the CEO at least annually.
5.    In consultation with the CEO, appoint all officers of the Corporation and approve the terms of each officer's employment.
6.    Develop a system under which succession to senior management positions will occur in a timely manner.
7.    Approve any proposed significant change in the management organization structure of Baytex.
8.    Approve all retirement plans for officers and employees of Baytex.
9.    Review annually the adequacy and form of the compensation of directors.
Governance
1.    Develop position descriptions for the Chair of the Board and, if applicable, the Lead Independent Director.
2.    Select nominees for election to the Board.
3.    Facilitate the continuity, effectiveness and independence of the Board by, amongst other things:
(a)    appointing a Chair and, if applicable, Lead Independent Director of the Board;
(b)    appointing from amongst the directors an audit committee and such other committees of the Board as the Board deems appropriate;
(c)    defining the mandate and terms of reference for each committee of the Board;
(d)    developing a position description for the chair of each committee of the Board;
(e)    ensuring that processes are in place and are utilized to assess the effectiveness of the Chair or the Board, Executive Chair or the Board and the Lead Independent Director of the Board, as applicable, the Board as a whole, each committee of the Board and each director; and
(f)    establishing a system to enable any director to engage an outside adviser at the expense of the Corporation.
4.    Review annually the composition of the Board and its committees.
General
1.    The Board may delegate its duties to, and receive reports and recommendations from, any committee of the Board.
2.    The Board shall have the authority to review any corporate report or material and to investigate any activity of Baytex and to request any employees to cooperate as requested by the Board.

MEETINGS AND ADMINISTRATIVE MATTERS
1.    At all meetings of the Board every question shall be decided by a majority of the votes cast. In case of an equality of votes, the chair of the meeting shall not be entitled to a second or casting vote.
2.    The Chair (or Executive Chair) shall preside at all meetings of the Board, unless the Chair (or Executive Chair) is not present, in which case the Lead Independent Director shall act as chair for purposes of the meeting.
3.    A quorum for meetings of the Board shall be a majority of its members. The rules for calling, holding, conducting and adjourning meetings of the Board are contained in the by-laws of the Corporation.
4.    Meetings of the Board should be scheduled to take place at least three times per year and at such other times as the Chair may determine.
5.    Agendas, approved by the Chair, shall be circulated to Board members along with background information on a timely basis prior to the Board meetings.
6.    The Board may invite those officers, directors and employees of the Corporation and its subsidiary entities as it may see fit from time to time to attend at meetings of the Board and assist thereat in the discussion and consideration of the matters being considered by the Board, provided that the CEO and the Chief Financial Officer of the Corporation shall attend all meetings of the Board, unless otherwise excused from all or part of any such meeting by the chair of the meeting.
7.    At each meeting of the Board, an opportunity will be provided for the independent members of the Board to meet without the non-independent members of the Board and members of management being present.
8.    Minutes of the Board's meetings will be recorded and maintained and made available to any Board member upon request.
9.    The Board may retain persons having special expertise and/or obtain independent professional advice to assist in fulfilling its responsibilities at the expense of the Corporation.
Approved by the Board of Directors on July 29, 2020.

SCHEDULE B
SUMMARY OF SHARE BASED COMPENSATION PLANS
SHARE AWARD INCENTIVE AWARD PLAN
At a special meeting held on December 9, 2010, the unitholders of Baytex Energy Trust (our predecessor) approved the adoption by Baytex effective January 1, 2011 of a full-value Share Award Incentive Plan ("SAIP") pursuant to which restricted awards and performance awards may be granted to the directors, officers, employees and other service providers of Baytex and its subsidiaries.
At annual and special meetings of shareholders held on June 1, 2016 and on May 2, 2019 the shareholders approved the unallocated Incentive Share Awards under the SAIP for additional three-year periods. The shareholders are again being asked to approve the unallocated Incentive Share Awards ("ISAs") under the SAIP for additional three-year period, to April 28, 2025.
Summary of 2022 Amendments to the SAIP
On February 24, 2022, the Board approved amendments to the SAIP. The amendments consisted of: (a) allowing Baytex to chose the method by which an ISA can be settled, being: shares issued from treasury, shares purchased on the market or cash; (b) amending the definition of "Expiry Date" to a date no later than December 15 of the third year following the year in which the ISA was granted; (c) amending the treatment of ISAs for Grantees on a Leave of Absence; (d) granting the HRC Committee the power to accelerate the Payment Date of any ISAs; (e) various changes made for tax purposes; and (f) other housekeeping amendments. These amendments were made in accordance with the amendment provision contained in the SAIP, have been approved by the TSX and did not require shareholder approval.

A summary of the SAIP is provided below and a full copy of the SAIP is available on SEDAR at www.sedar.com (the current version of the SAIP was filed on March 1, 2022 under "Other security holders Documents")

Overview
The Board of Directors of Baytex has delegated the authority to administer the SAIP to the HRC Committee.
Under the terms of the SAIP, any Service Provider may be granted Restricted Awards or Performance Awards. In determining the Service Providers to whom ISAs may be granted ("Grantees"), the number of common shares to be covered by each ISA grant and the allocation between Restricted Awards and Performance Awards, the HRC Committee may take into account such factors as it shall determine in its sole discretion, including any one or more of the following factors:
(a)    compensation data for comparable benchmark positions among the Peer Comparison Group;
(b)    the duties, responsibilities, position and seniority of the Grantee;
(c)    the Corporate Performance Measures for the applicable period compared with internally established performance measures approved by the HRC Committee and/or similar performance measures of members of the Peer Comparison Group for such period;
(d)    the individual contributions and potential contributions of the Grantee to the success of Baytex;
(e)    any bonus payments paid or to be paid to the Grantee in respect of his or her individual contributions and potential contributions to the success of Baytex;

(f)    the Fair Market Value or current market price of the common shares at the time of such ISA grant; and
(g)    such other factors as the HRC Committee shall deem relevant in its sole discretion in connection with accomplishing the purposes of the SAIP.
Grant Practice
The HRC Committee's practice is to grant awards annually and have them vest and the underlying common shares be issued as to one-third every 12 months (with the last issuance to occur 36 months following the grant date).
Restricted Awards
Each Restricted Award entitles the holder to be issued the number of common shares designated in the Restricted Award (plus dividend equivalents as described below) with such common shares to be issued on dates determined by the HRC Committee. The HRC Committee did not grant any restricted awards in 2021 or 2022 as they were replaced by incentive awards which are settled in cash only and are not issued pursuant to the SAIP.
Performance Awards
Each Performance Award entitles the holder to be issued the number of common shares designated in the Performance Award (plus dividend equivalents as described below) multiplied by a Payout Multiplier, with such common shares to be issued on dates determined by the HRC Committee.
The Payout Multiplier is determined by the HRC Committee based on an assessment of the achievement of the predefined Corporate Performance Measures in respect of the applicable period. Corporate Performance Measures may include: relative total shareholder return; recycle ratio; activities related to the growth of Baytex; average production volumes; unit costs of production; total proved reserves; health, safety and environmental performance; the execution of Baytex's strategic plan; and such additional measures as the HRC Committee shall consider appropriate in the circumstances. The Payout Multiplier for a particular period can be one of 0x. 0.5X, 1.0x, 1.5x or 2x. For those Performance Awards where the issue date occurs beyond the first anniversary of the grant date, the Payout Multiplier will be the arithmetic average of the Payout Multiplier for each of the two or three preceding fiscal years, as applicable.
Dividend Equivalents
The SAIP provides for cumulative adjustments to the number of common shares to be issued pursuant to ISAs on each date that dividends are paid on the common shares by an amount equal to a fraction having as its numerator the amount of the dividend per common share multiplied by the Adjustment Ratio immediately prior to the record date for such dividend and having as its denominator the price, expressed as an amount per common share, paid by participants in our dividend reinvestment plan to reinvest their dividends in additional common shares on the applicable dividend payment date, provided that if Baytex has suspended the operation of such plan or does not have such a plan, then the Reinvestment Price shall be equal to the Fair Market Value of the common shares on the trading day immediately preceding the dividend payment date.
Under the SAIP, in the case of a non-cash dividend, including common shares or other securities or property, the HRC Committee will, in its sole discretion and subject to the approval of the Exchange, determine whether or not such non-cash dividend will be provided to the ISA holder and, if so provided, the form in which it shall be provided.

Limitation on Common Shares Reserved
The SAIP provides that the maximum number of common shares reserved for issuance from time to time pursuant to outstanding ISAs shall not exceed a number of common shares equal to 3.8% of the aggregate number of issued and outstanding common shares.
Limitations on ISAs
The aggregate number of ISAs granted to any single Service Provider shall not exceed 5% of the issued and outstanding common shares, calculated on an undiluted basis. In addition: (i) the number of common shares issuable to insiders at any time, under all security based compensation arrangements of Baytex, shall not exceed 10% of the issued and outstanding common shares; and (ii) the number of common shares issued to insiders, within any one year period, under all security based compensation arrangements of Baytex, shall not exceed 10% of the issued and outstanding common shares. The number of common shares issuable pursuant to the SAIP to Non-Management Directors, in aggregate, will be limited to a maximum of 0.25% of the issued and outstanding common shares and the value of all ISAs granted to any one Non-Management Director during a calendar year, as calculated on the date of grant, cannot exceed $150,000 (for purposes of monitoring compliance with these limitations, a Payout Multiplier of 1x will be assumed for any Performance Awards).
Issue Dates
If there is a prohibition on trading the securities of Baytex as a result of the imposition by Baytex of a trading blackout (a "Blackout Period") and the issue date of a ISA falls within a Blackout Period, then the issue date of such ISA shall be extended to the date that is five business days following the end of such Blackout Period.
Payment of ISAs
On the issue date, Baytex shall have the option of settling any amount payable in respect of an ISA by any of the following methods or by a combination of such methods at Baytex's election:
(a)    common shares issued from the treasury of Baytex;
(b)    common shares acquired by Baytex on the open market; or
(c)    cash in an amount equal to the aggregate Fair Market Value of such common shares that underlie such ISA.
2022 AMENDMENT

The SAIP was amended to provide that Baytex can chose the method by which an ISA can be settled. Previously, the holder of the ISA was required to consent if the ISA was to be settled by a method other than the delivery of shares from treasury.

Financial Assistance
The SAIP does not provide for the provision of financial assistance by Baytex in respect of ISAs granted thereunder.
Change of Control
In the event of a Change of Control of Baytex, the issue date(s) applicable to the ISAs will be accelerated such that the common shares to be issued pursuant to such ISAs will be issued immediately prior to the date upon which the Change of Control is completed and the Payout Multiplier applicable to any

Performance Awards shall be determined by the HRC Committee who would assess Baytex’s performance for the applicable period relative to the pre-established Corporate Performance Measures.
Under the SAIP, a Change of Control means:
(a)    a successful take-over bid, pursuant to which the offeror as a result of such take-over bid beneficially owns in excess of 50% of the outstanding common shares; or
(b)    any change in the beneficial ownership or control of the outstanding securities or other interests which results in (i) a person or group of persons acting jointly or in concert, or (ii) an affiliate or associate of such person or group of persons, holding, owning or controlling, directly or indirectly, more than 30% of the outstanding voting securities or other interests of Baytex; or
(c)    Incumbent Directors no longer constituting a majority of the Board; or
(d)    the completion of an arrangement, merger or other form of reorganization of Baytex where the holders of the outstanding voting securities or interests of Baytex immediately prior to the completion of the arrangement, merger or other form of reorganization will hold 50% or less of the outstanding voting securities or interests of the continuing entity upon completion of the arrangement, merger or other form of reorganization; or
(e)    the winding up or termination of Baytex or the sale, lease or transfer of all or substantially all of the directly or indirectly held assets of Baytex to any other person or persons (other than pursuant to an internal reorganization or in circumstances where the business of Baytex is continued and where the security holdings in the continuing entity and the constitution of the board of directors or similar body of the continuing entity is such that the transaction would not be considered a Change of Control if paragraphs (b) and (c) above were applicable to the transaction); or
(f)    any determination by a majority of the Board that a Change of Control has occurred or is about to occur and any such determination shall be binding and conclusive for all purposes of the SAIP.
Provided that a Change of Control shall be deemed not to have occurred if a majority of the Board, in good faith, determines that a Change of Control was not intended to occur in the particular circumstances in question.
Early Termination Events
Pursuant to the SAIP, unless otherwise determined by the HRC Committee or unless otherwise provided in an ISA Agreement pertaining to a particular ISA or any written employment or consulting agreement governing a Grantee's role as a Service Provider, the following provisions shall apply in the event that a Grantee ceases to be a Service Provider:
(a)    Death - If a Grantee ceases to be a Service Provider as a result of the Grantee's death, the issue date for all common shares awarded to such Grantee under any outstanding ISA Agreements shall be accelerated to the Cessation Date. The Payout Multiplier to be applied to any Performance Awards held by the Grantee shall be determined by the President and Chief Executive Officer of Baytex in the case of a Grantee who is not a director or officer and the HRC Committee in all other cases, after taking into consideration the performance of such Grantee and the performance of Baytex since the grant date of such Performance Awards.
(b)    Termination for Cause - If a Grantee ceases to be a Service Provider as a result of termination for cause, effective as of the Cessation Date all outstanding ISA Agreements under which ISAs have been made to such Grantee, whether Restricted Awards or Performance Awards, shall be immediately terminated and all rights to receive common shares thereunder shall be forfeited by the Grantee.

(c)    Voluntary Resignation - If a Grantee ceases to be a Service Provider as a result of a voluntary resignation, effective as of the day that is fourteen (14) days after the Cessation Date, all outstanding ISA Agreements under which ISAs have been made to such Grantee, whether Restricted Awards or Performance Awards, shall be terminated and all rights to receive payments thereunder shall be forfeited by the Grantee.
(d)    Retirement - If a Grantee provides six (6) months prior written notice of their retirement and if: (i) they are over fifty-five (55) years old and have provided six to 10 years of continuous service, they shall be entitled to retain all but their most recent grant of ISAs; (ii) they are over sixty (60) years old and have provided more than six years of continuous service, they shall be entitled to retain all of their ISAs, upon ceasing to be a Service Provider; and (iii) they are over fifty-five (55) years old and provided more than 10 years of continuous service, they shall be entitled to retain all of their ISAs. In each case the retiring Service Provider is required to sign a non-competition and non-solicitation agreement with the Corporation.
(e)    Other Termination - If a Grantee ceases to be a Service Provider for any reason other than as provided for in (a), (b) and (c) above, effective as of the date that is sixty (60) days after the Cessation Date and notwithstanding any other severance entitlements or entitlement to notice or compensation in lieu thereof, all outstanding ISA Agreements under which ISAs have been made to such Grantee, whether Restricted Awards or Performance Awards, shall be terminated and all rights to receive payments thereunder shall be forfeited by the Grantee.
(e)    Non-Management Directors - If a Grantee who is a Non-Management Director ceases to be a Service Provider for any reason, the issue date for all ISAs held by such Non-Management Directors shall be accelerated to their Cessation Date.
Expiry
ISAs terminate on the earlier of two years following the commencement of a leave of absence and the date determined by the HRC at the time of grant, provided that such termination date can be no later than December 15th of the third year following the year in which the ISA was granted.

2022 AMENDMENT

The SAIP was amended such that ISAs terminate no later than December 15th of the third year following the year in which the ISA was granted. Previously, ISAs terminated no later than seven years following the date of the grant.
Assignment
Except in the case of death, the right to receive payment pursuant to an ISA granted to a Service Provider may only be exercised by such Service Provider personally. Except as otherwise provided in the SAIP, no assignment, sale, transfer, pledge or charge of a ISA, whether voluntary, involuntary, by operation of law or otherwise, vests any interest or right in such ISA whatsoever in any assignee or transferee and, immediately upon any assignment, sale, transfer, pledge or charge or attempt to assign, sell, transfer, pledge or charge, such ISA shall terminate and be of no further force or effect.
Amendment and Termination of Plan
The SAIP and any ISAs granted pursuant thereto may, subject to any required approval of the Exchange, be amended, modified or terminated by the Board of Directors of Baytex without the approval of Shareholders. Notwithstanding the foregoing, the SAIP or any ISA may not be amended without Shareholder approval to:
(a)    increase the percentage of common shares reserved for issuance pursuant to ISAs in excess of the limit currently prescribed in the SAIP;

(b)    extend the issue date of any ISAs issued under the SAIP beyond the latest issue date specified in the ISA Agreement (other than as permitted by the terms and conditions of the SAIP);
(c)    permit a Grantee to transfer ISAs to a new beneficial holder other than for estate settlement purposes;
(d)    change the limitations on the granting of ISAs described above under "Limitations on ISAs"; and
(e)    change the amending provision of the SAIP.
In addition, no amendment to the SAIP or any ISAs granted pursuant thereto may be made without the consent of a Grantee if it adversely alters or impairs the rights of such Grantee in respect of any ISA previously granted to such Grantee under the SAIP.
INCENTIVE AWARD PLAN

The Board of the Corporation approved the Incentive Award Plan ("IAP") on January 20, 2020. Pursuant to the IAP the Board may grant Incentive Awards ("IAs") to the employees, officers and other service providers of Baytex and its subsidiaries. Non-management directors are not eligible to receive IAs. IAs can only be settled for cash, they cannot be settled for shares.
The Board of Directors of Baytex has delegated the authority to administer the IAP to the HRC Committee. In determining the Service Providers to whom Incentive Awards ("IAs") may be granted ("Grantees") and the number of common shares to be covered by each IA grant, the HRC Committee may take into account the same factors as are used in the SAIP.
Upon vesting, each IA entitles the holder to a payment, net of applicable withholding taxes, equal to the number of IAs that are vesting multiplied by the volume weighted average price of the Common Shares on the TSX for the 5 trading days preceding the vesting.
With respect to Grant Practice, Dividend Equivalents, Payment Dates (which are equivalent to Issue Dates under the SAIP), Change of Control, Early Termination Events, Expiry and Assignment the IAP has terms which are substantially similar to those in the SAIP which are summarized above. The IAP and any IAs granted may be amended, modified or terminated by the Board at its sole discretion, provided that no amendment to the IAP or any IAs granted pursuant thereto may be made without the consent of a Grantee if it adversely alters or impairs the rights of such Grantee in respect of any IA previously granted to such Grantee.
DSU PLAN
The Board of the Corporation approved the Director's Deferred Share Unit Plan ("DSUP") effective as of January 1, 2021. Pursuant to the DSUP the Board may grant Deferred Share Units ("DSUs") to directors who are not also employees of the Corporation.

DSUs are granted annually at the same time as share based compensation is granted to the officers and employee of the Corporation. The number of DSUs credited to any director in a calendar year is calculated by dividing the dollar value of the director's annual equity retainer by the volume weighted average price of the Common Shares on the TSX for the five trading days preceding the grant. The DSUs vest immediately but are not paid out until a director ceases to be a director of Baytex. When a director ceases to serve on the Board for any reason, the director will receive a cash payment, net of applicable withholding taxes, for each DSU credited. If the director is a U.S. resident, the amount of the payment will be determined on the director’s termination date. If the director is a Canadian resident, the payment amount will be determined on either the director’s termination date or, at the director’s election, a date of the director’s choosing not later than December 1 of the calendar year following the year in which the director ceased to serve on the Board. The amount of the payment for each DSU will be determined based on the volume weighted average trading price of the Common Shares on the TSX for the five trading days preceding the date determined in accordance with the foregoing.
The number of DSUs held by a director is increased each month, based on dividends earned, if any, on those DSUs during the month, on a compounding basis. Directors have no right to receive Common Shares for their DSUs, however, the Board may elect to deliver Common Shares in satisfaction in whole or in part of any payment to be made upon the redemption of DSUs by (i) subject to any required approval of the Exchange and, if required by the policies of the Exchange, the Shareholders of the Corporation, issuing Common Shares from treasury, or (ii) with Common Shares purchased on the market. Directors have the option to elect to receive up to 50% of their annual cash retainers in the form of DSUs.
The DSUP may be amended, modified or terminated by the Board, provided that no amendment to the may be made without the consent of a participant it adversely alters or impairs the rights of such participant in respect of any DSU held by that participant.

SCHEDULE C
ADVISORY STATEMENTS
Forward Looking Statements
Certain statements in this information circular are "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation (collectively, "forward-looking statements"). In some cases, forward-looking statements can be identified by terminology such as "anticipate", "believe", "continue", "could", "estimate", "expect", "forecast", "intend", "may", "objective", "ongoing", "outlook", "potential", "project", "plan", "should", "target", "would", "will" or similar words suggesting future outcomes, events or performance.
Specifically, this information circular contains forward-looking statements relating to but not limited to: our business strategies, plans and objectives; our GHG emissions intensity reduction target, our ARO reduction target and our board gender diversity target; our five-year outlook shows strong potential for further debt reduction and direct shareholder returns; our plans with respect to our annual and special meeting of shareholders; the director orientation process we follow when new directors join the Board; and that we carry our active shareholder engagement.
Statements relating to reserves are also deemed to be forward-looking statements, as they involve implied assessment, based on certain estimates and assumptions, that the reserves described exist in quantities predicted or estimated, and that they can be profitably produced in the future. Actual reserve values may be greater than or less than the estimates provided.
All forward-looking statements are based on Baytex's beliefs and assumptions based on information available at the time the assumption was made. We believe that the expectations reflected in these forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward looking statements included in this report should not be unduly relied upon. By their nature, these forward-looking statements are subject to a number of risks, uncertainties and assumptions, which could cause actual results or other expectations to differ materially from those anticipated, expressed or implied by such statements, including those material risks discussed in our Annual Information Form, Annual Report on Form 40-F and Management's Discussion and Analysis for the year ended December 31, 2021. The impact of any one risk, uncertainty or factor on a particular forward-looking statement is not determinable with certainty as these are interdependent and our future course of action depends on management's assessment of all information available at the relevant time.

Oil and Gas Advisories
Where applicable, oil equivalent amounts have been calculated using a conversion rate of six thousand cubic feet of natural gas to one barrel of oil. BOEs may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet of natural gas to one barrel of oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.
All reserves data has been extracted from our annual reserve reports prepared by independent reserves evaluators in compliance with National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities and the Canadian Oil and Gas Evaluation Handbook. Reserves disclosure for the year ended December 31, 2021 prepared in accordance with National Instrument 51-101 "Standards of Disclosure for Oil and Gas Activities" is contained in the Company's Annual Information Form filed on SEDAR at www.sedar.com and on the EDGAR section of the SEC’s website at www.sec.gov.
F&D costs are calculated as total exploration and development expenditures (excluding acquisition and divestitures and including changes in future development capital) divided by reserves additions from exploration and development activity.

There are numerous significant differences to the type of volumes disclosed and the basis from which the volumes are economically determined under the SEC requirements and NI 51-101. For example, the SEC requires disclosure of net reserves, after royalties, using trailing 12-month average prices and current costs; whereas NI 51-101 requires disclosure of the Company’s gross reserves, before royalties, using forecast pricing and costs. Therefore, the difference between the reported numbers under the two disclosure standards can be material.
In this information circular we refer to production on an aggregated boe basis. The following table shows Baytex’s disaggregated production volumes for the year ended December 31, 2021. The NI 51-101 product types included are as follows: “Heavy Oil” - heavy oil and bitumen, “Light and Medium Oil” - light and medium oil, tight oil and condensate, “NGL” - natural gas liquids and “Natural Gas” - shale gas and conventional natural gas.

	Heavy Oil (bbl/d)	Light and Medium Oil (bbl/d)	NGL (bbl/d)	Natural Gas (Mcf/d)	Oil Equivalent (boe/d)
Total	22,188	35,789	7244	89,606	80,156

Specified Financial Measures
Financial data contained within this document is reported in Canadian dollars, unless otherwise stated.
This information circular includes references to certain financial measures which do not have standardized meanings prescribed by IFRS. These financial measures are considered non-standardized measures and therefore are unlikely to be comparable with similar measures presented by other issuers. For additional information and quantitative reconciliations related to the specified financial measures, which have been incorporated by reference into this document, please see the Management’s Discussion and Analysis, dated February 24, 2022, of Baytex’s operating and financial results as at and for the three months and year ended December 31, 2021. A copy is available on SEDAR at www.sedar.com, on the EDGAR section of the SEC’s website at www.sec.gov and our website at www.baytexenergy.com.
Non-GAAP Financial Measures
Operating netback
Operating netback is used to assess our operating performance and our ability to generate cash margin on a unit of production basis. Operating netback is comprised of petroleum and natural gas sales, less blending expense, royalties, operating expense and transportation expense.
Free cash flow
We use free cash flow to evaluate our financial performance and to assess the cash available for debt repayment, common share repurchases, dividends and acquisition opportunities. Free cash flow is comprised of cash flows from operating activities adjusted for changes in non-cash working capital, additions to exploration and evaluation assets, additions to oil and gas properties and payments on lease obligations.

Adjusted EBIT
Adjusted EBIT is used to measure our financial performance in our calculation of return on capital and is calculated as net income or loss before interest and tax, adjusted for unrealized gains and losses for the year.

Year Ended December 31
($ thousands)	2021
Net income (loss) before income taxes	$1,694,840
Financing and interest	111,159
Unrealized financial derivatives loss	103,631
Unrealized foreign exchange (gain) loss	(1,905)
Adjusted EBIT	$1,907,725
Non-GAAP Financial Ratios
Adjusted return on capital
We use adjusted return on capital to measure the amount of profit generated relative to the capital invested. Adjusted return on capital is calculated as adjusted EBIT divided by average net assets plus net debt, where average net assets means the average of total shareholders’ equity (excluding accumulated other comprehensive income) plus net debt for the year.
Capital Management Measures
Net debt
We use net debt to monitor our current financial position and to evaluate existing sources of liquidity. We also use net debt projections to estimate future liquidity and whether additional sources of capital are required to fund ongoing operations. Net debt is comprised our credit facilities and long-term notes outstanding adjusted for unamortized debt issuance costs, trade and other payables, cash, and trade and other receivables.
Adjusted funds flow
Adjusted funds flow and adjusted funds flow per share is used to monitor operating performance and the our ability to generate funds for exploration and development expenditures and settlement of abandonment obligations. Adjusted funds flow is comprised of cash flows from operating activities adjusted for changes in non-cash working capital and asset retirements obligations settled during the applicable period. Adjusted funds flow is divided by the weighted average number of common shares outstanding for the year to arrive at adjusted funds flow per share.

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